                             SUBJECT TO COMPLETION
             PRELIMINARY PROSPECTUS SUPPLEMENT DATED MARCH 11, 1996

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED AUGUST 29, 1994)
                                3,500,000 SHARES

                                     [LOGO]

                         DUKE REALTY INVESTMENTS, INC.
                                  COMMON STOCK
                                 --------------

    Duke Realty Investments, Inc. (the "Company") is a self-administered and self-managed real estate investment trust that began operations through a related entity in 1972. As of March 1, 1996, the Company owned a diversified portfolio of 213 in-service industrial, office and retail properties, encompassing approximately 21.9 million square feet and located in eight states, and 12 buildings and one building expansion encompassing approximately 3.2 million square feet under development. The Company also owns approximately 1,150 acres of land for future development. The Company has the largest commercial real estate operations in Indianapolis and Cincinnati and is one of the largest real estate companies in the Midwest. The Company expects to continue to pay regular quarterly dividends to its shareholders.

    All of the shares of Common Stock offered hereby are being sold by the Company. The Common Stock is listed on the New York Stock Exchange under the symbol DRE. The last reported sale price for the Common Stock on March 7, 1996 was $31.50 per share.
                             ---------------------

THESE  SECURITIES HAVE NOT  BEEN APPROVED OR DISAPPROVED  BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO
     WHICH IT RELATES.  ANY REPRESENTATION  TO THE CONTRARY  IS A  CRIMINAL
                                    OFFENSE.

                                                          PRICE TO               UNDERWRITING              PROCEEDS TO
                                                           PUBLIC                DISCOUNT (1)              COMPANY (2)
Per Share........................................             $                        $                        $
Total (3)........................................             $                        $                        $

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $325,000.
(3) The Company has granted to the several Underwriters an option to purchase up to an additional 525,000 shares of Common Stock to cover over-allotments, if any. If all of such shares are purchased, the total Price to Public,
    Underwriting  Discount and Proceeds  to Company will be  $       , $     and
    $     , respectively. See "Underwriting."
                             ---------------------

THE  ATTORNEY  GENERAL  OF  THE  STATE  OF  NEW  YORK  HAS  NOT  PASSED  ON   OR
            ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION
                          TO THE CONTRARY IS UNLAWFUL.
                              -------------------

    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of
Common Stock will be made in New York, New York on or about              , 1996.
                             ---------------------

MERRILL LYNCH & CO.
       ALEX. BROWN & SONS
             INCORPORATED
                                         DEAN WITTER REYNOLDS INC.
                                                 A.G. EDWARDS & SONS, INC.
                                                              MCDONALD & COMPANY
                                                         SECURITIES, INC.
                               -----------------

           The date of this Prospectus Supplement is          , 1996.

                                    [ MAP ]

    IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         PROSPECTUS SUPPLEMENT SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR INCORPORATED HEREIN AND THEREIN BY REFERENCE. UNLESS INDICATED OTHERWISE, THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS PRESENTED AS OF DECEMBER 31, 1995. ALL REFERENCES TO THE "COMPANY" IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS INCLUDE THE COMPANY AND THOSE ENTITIES OWNED OR CONTROLLED BY THE COMPANY, UNLESS THE CONTEXT INDICATES OTHERWISE.

                                  THE COMPANY

    The Company is a self-administered and self-managed real estate investment trust (a "REIT") that began operations through a related entity in 1972. At December 31, 1995, the Company owned a diversified portfolio of 202 in-service industrial, office and retail properties (the "Properties"), encompassing approximately 20.1 million square feet and located in eight states, and 13 buildings and two building expansions encompassing approximately 3.4 million square feet under development. Since December 31, 1995, the Company acquired 10 properties, began development of one property, placed two properties and one building expansion in service and sold one property, bringing the Company's total portfolio at March 1, 1996 to 225 properties encompassing 25.1 million square feet including 213 properties with 21.9 million square feet in service. The Company also owns approximately 1,150 acres of unencumbered land (the "Land") for future development, of which approximately 80% is zoned for industrial use and which is typically located adjacent to the Properties. The Company provides leasing, management, construction, development and other tenant-related services for the Properties and certain properties owned by third parties. The Company has the largest commercial real estate operations in Indianapolis and Cincinnati and is one of the largest real estate companies in the Midwest. The Company believes that the Midwest offers a relatively strong and stable economy compared to other regions of the United States and provides significant growth potential through its central location, established manufacturing base, skilled work force and moderate labor costs.

    The Company has developed over 41 million square feet of commercial property since its founding. During the last five years, the Company developed an average of approximately 2.5 million square feet per year. In 1995, the Company placed in service 3.1 million square feet of new development and acquired 4.6 million square feet of property.

    The Company  manages  approximately  33 million  square  feet  of  property, including over 9.5 million square feet owned by third parties. The Company manages approximately 33% and 24% of all competitive suburban office, warehousing and light manufacturing space in Indianapolis and Cincinnati, respectively. In addition to providing services to approximately 1,400 tenants in the Properties, the Company provides such services to over 1,200 tenants in approximately 125 properties owned by third parties. Based on market data maintained by the Company, the Company believes that it was responsible in 1995 for approximately 55% and 66% of the net absorption (gross space leased minus lease terminations and expirations) of competitive suburban office, warehousing and light manufacturing space in Indianapolis and Cincinnati, respectively. The Company believes that its dominant position in its primary markets gives it a competitive advantage in its real estate activities.

    After completion of this offering (the "Offering"), the six senior officers of the Company, who collectively have over 121 years of experience in the real estate industry and have been with the Company for an average of over 17 years, will beneficially own common stock of the Company ("Common Stock") and units of partnership interest ("Units") issued by Duke Realty Limited Partnership (the "Operating Partnership") exchangeable for Common Stock that represent approximately 12% of the Company's Common Stock on a fully diluted basis.

    The following tables provide an overview of the Properties.

                             SUMMARY OF PROPERTIES
                       (IN THOUSANDS, EXCEPT PERCENTAGES)

                                                                                                      PERCENT OF
                                                                       PERCENT OF     ANNUAL NET       TOTAL NET     OCCUPANCY AT
                                                               SQUARE     TOTAL        EFFECTIVE       EFFECTIVE     DECEMBER 31,
TYPE OF PROPERTY                                                FEET   SQUARE FEET     RENT (1)       ANNUAL RENT        1995
-------------------------------------------------------------  ------  -----------   -------------   -------------   ------------
Industrial...................................................  13,692       68%        $ 52,320            45%           96.1%
Office.......................................................   4,905       25           52,114            44            94.1%
Retail.......................................................   1,476        7           13,124            11            93.8%
                                                               ------      ---       -------------        ---             ---
Total........................................................  20,073      100%        $117,558           100%           95.4%
                                                               ------      ---       -------------        ---             ---
                                                               ------      ---       -------------        ---             ---

------------------------
(1) Represents annual net effective rent due from tenants in occupancy as of December 31, 1995. Net effective rent ("Net Effective Rent") equals the average annual rental property revenue over the terms of the respective leases, excluding additional rent due as operating expense reimbursements, landlord allowances for operating expenses and percentage rents.

           SQUARE FOOTAGE AND ANNUAL NET EFFECTIVE RENT OF PROPERTIES
                       (IN THOUSANDS, EXCEPT PERCENTAGES)

                                                                   SQUARE FEET                                       PERCENT OF
                                                -------------------------------------------------    ANNUAL NET      ANNUAL NET
                                                                                       PERCENT OF     EFFECTIVE       EFFECTIVE
STATE                                           INDUSTRIAL   OFFICE   RETAIL   TOTAL     TOTAL        RENT (1)          RENT
----------------------------------------------  ----------   ------   ------   ------  ----------   -------------   -------------
Indiana.......................................     8,954      1,247      440   10,641      53%        $ 47,869            41%
Ohio..........................................     2,945      2,950      829    6,724      34           53,017            45
Kentucky......................................       952       --       --        952       5            2,444             2
Tennessee.....................................       562       --       --        562       3            3,425             3
Missouri......................................     --           463       33      496       2            5,439             5
Illinois......................................       126       --        174      300       1            2,244             2
Michigan......................................     --           245     --        245       1            2,629             2
Wisconsin.....................................       153       --       --        153       1              491         --
                                                ----------   ------   ------   ------     ---       -------------        ---
    Total.....................................    13,692      4,905    1,476   20,073     100%        $117,558           100%
                                                ----------   ------   ------   ------     ---       -------------        ---
                                                ----------   ------   ------   ------     ---       -------------        ---

------------------------
(1) Represents annual Net Effective Rent due from tenants in occupancy as of December 31, 1995.

                              RECENT DEVELOPMENTS

    OPERATING PERFORMANCE. The Company's strong operating performance is reflected by its increase in rental income from $88.2 million for the year ended December 31, 1994 to $112.9 million for the year ended December 31, 1995, a 28% increase. This growth was the result of an increase in both the square footage of property in-service from 12.9 million square feet to 20.1 million square feet and the occupancy of this portfolio from 94.5% to 95.4% from December 31, 1994 to December 31, 1995. Also, for the year ended December 31, 1995, net effective rental rates increased by 8.8% for industrial properties, 4.4% for office properties and 12.1% for retail properties on 847,000 square feet of leases renewed by the Company. As a result, the Company's Board of Directors announced in the third quarter of 1995 a 4.3% increase in its regular quarterly dividend from $.47 to $.49 per share of Common Stock.

    DEVELOPMENT AND ACQUISITION ACTIVITY. During 1995, the Company completed development of and placed in service 17 properties and two property expansions comprising 3.1 million square feet at a total cost of $106.0 million. The Company has 13 properties and two property expansions under development comprising 3.4 million square feet which will have a total cost of $167.2 million upon completion. Also during 1995, the Company acquired 35 properties with 2.3 million square feet and the remaining 50% joint venture interest in a previously developed property at a total cost of $110.9 million.

    These property additions (the "New Properties"), totaling 8.9 million square feet, consist of 71% industrial, 21% office and 8% retail projects. The total cost of the New Properties is expected to be $384.1 million. At December 31, 1995, the New Properties which have been placed in service are 95% leased, and the New Properties under construction are 87% pre-leased for a combined total of 92% leased. The New Properties are expected to provide an initial weighted average unleveraged return on cost (computed as property annual contractual net operating income ("NOI") divided by total project costs) of 11.1% assuming no further leasing. The Company expects the weighted average unleveraged return to be 12.1% with anticipated leasing activity. The annual contractual NOI to be generated from the New Properties, once placed in service, will be $42.6 million, increasing to $45.7 million with anticipated additional leasing. The cost of the New Properties to be placed in service in the first quarter of 1996 is $65.0 million, in the second quarter of 1996 is $19.5 million, in the third quarter of 1996 is $82.5 million, and in 1997 is $240,000.

    The following table sets forth information regarding each of the New Properties.

 IN-SERVICE OR
  ANTICIPATED                                                         PROPERTY     PERCENTAGE   SQUARE
IN-SERVICE DATE          PROJECT/TENANT              LOCATION           TYPE       OWNERSHIP     FEET
---------------  ------------------------------  ----------------  --------------  ---------   ---------
DEVELOPMENT COMPLETED IN 1995:
1st Qtr. 1995    Silver Burdett Ginn             Indianapolis, IN  Industrial         100%       553,900
1st Qtr. 1995    Park 100 Building 97            Indianapolis, IN  Industrial         100%       280,800
2nd Qtr. 1995    Park 100 Building 98 Expansion  Indianapolis, IN  Industrial         100%        97,000
2nd Qtr. 1995    Sterling Software Building 2    Columbus, OH      Office             100%        57,660
2nd Qtr. 1995    John Alden -- Columbus          Columbus, OH      Office             100%       101,200
2nd Qtr. 1995    World Park Building 17          Cincinnati, OH    Industrial          50%       304,000
3rd Qtr. 1995    Park 100 Building 100           Indianapolis, IN  Industrial         100%       117,500
3rd Qtr. 1995    St. Francis                     Indianapolis, IN  Medical Office     100%        95,579
3rd Qtr. 1995    South Pointe Building A         Columbus, OH      Industrial         100%       293,824
3rd Qtr. 1995    Petsmart Expansion              Columbus, OH      Industrial         100%       156,000
3rd Qtr. 1995    Office Max                      Cincinnati, OH    Retail             100%        23,484
3rd Qtr. 1995    Park 100 Building 99            Indianapolis, IN  Industrial          50%       364,800
4th Qtr. 1995    Dayco                           Louisville, KY    Industrial          50%       282,539
4th Qtr. 1995    Park 100 Building 127           Indianapolis, IN  Industrial         100%        93,600
4th Qtr. 1995    Best Buy at Tuttle Crossing     Columbus, OH      Retail             100%        68,400
4th Qtr. 1995    Community MOB -- East           Indianapolis, IN  Medical Office     100%        38,193
                 Sofa Express -- Governor's
4th Qtr. 1995     Plaza                          Cincinnati, OH    Retail             100%        15,000
4th Qtr. 1995    Cardinal Health                 Columbus, OH      Office             100%       132,854
4th Qtr. 1995    Haywood Oaks Building 7         Nashville, TN     Industrial         100%        66,873
                                                                                               ---------
                                                                                               3,143,206
                                                                                               ---------
UNDER DEVELOPMENT
1st Qtr. 1996    John Alden -- Miami             Miami, FL         Office             100%       251,316
1st Qtr. 1996    Sofa Express -- Eastgate        Cincinnati, OH    Retail             100%        13,500
1st Qtr. 1996    Thomson Consumer Electronics    Indianapolis, IN  Industrial         100%(3)    599,040
1st Qtr. 1996    Park 100 Building 128           Indianapolis, IN  Industrial         100%       322,000
1st Qtr. 1996    Two Parkwood                    Indianapolis, IN  Office             100%        93,300
2nd Qtr. 1996    South Pointe Building B         Columbus, OH      Industrial         100%       307,200
2nd Qtr. 1996    American Air Filter             Lebanon, IN       Industrial         100%       153,600
2nd Qtr. 1996    Wal-Mart at Tuttle Crossing     Columbus, OH      Retail             100%       149,429
3rd Qtr. 1996    Nationwide                      Columbus, OH      Office             100%       315,102
3rd Qtr. 1996    Bigg's Supercenter              Cincinnati, OH    Retail             100%       160,000
3rd Qtr. 1996    Day Dream Publishing Expansion  Indianapolis, IN  Industrial         100%        97,080
3rd Qtr. 1996    Little Brown & Co.              Lebanon, IN       Industrial         100%(3)    500,455
3rd Qtr. 1996    Ohio National Life              Cincinnati, OH    Office             100%       212,125
3rd Qtr. 1996    Sterling Software Building 3    Columbus, OH      Office             100%        64,500
3rd Qtr. 1997    Fountain Place                  Cincinnati, OH    Retail              25%       209,585
                                                                                               ---------
                                                                                               3,448,232
                                                                                               ---------
1995 ACQUISITIONS:
1st Qtr. 1995    Park 100 Building 107           Indianapolis, IN  Industrial         100%        58,783
1st Qtr. 1995    Palomar Building                Indianapolis, IN  Industrial         100%        99,350
1st Qtr. 1995    Keebler Building                Nashville, TN     Industrial         100%        36,150
1st Qtr. 1995    Franklin Road Business Center   Indianapolis, IN  Industrial         100%       367,065
1st Qtr. 1995    University Moving               Cincinnati, OH    Industrial         100%        70,000
1st Qtr. 1995    Eastgate Square                 Cincinnati, OH    Retail             100%        80,682
2nd Qtr. 1995    Enterprise Park                 Cincinnati, OH    Industrial         100%       116,150
2nd Qtr. 1995    Laumeier I                      St. Louis, MO     Office             100%       113,852
2nd Qtr. 1995    Laumeier II                     St. Louis, MO     Office             100%       110,541
2nd Qtr. 1995    Westview                        St. Louis, MO     Office             100%       114,722
2nd Qtr. 1995    NAMPAC                          Indianapolis, IN  Industrial         100%        83,200
3rd Qtr. 1995    8465 Keystone Crossing          Indianapolis, IN  Office             100%        28,298
3rd Qtr. 1995    Park Fletcher                   Indianapolis, IN  Industrial          50%       828,865
4th Qtr. 1995    Westmark                        St. Louis, MO     Office             100%       123,889
4th Qtr. 1995    Fairfield Business Center       Cincinnati, OH    Industrial         100%       115,823
4th Qtr. 1995    One Parkwood                    Indianapolis, IN  Office             100%        --   (4)
                                                                                               ---------
                                                                                               2,347,370
                                                                                               ---------
                                                                                               8,938,808
                                                                                               ---------
                                                                                               ---------

 IN-SERVICE OR   PERCENT LEASED   INITIAL
  ANTICIPATED          OR          LEASE
IN-SERVICE DATE  PRE-LEASED (1)   TERM (2)
---------------  --------------   --------
DEVELOPMENT COMPLETED IN 1995:
1st Qtr. 1995         100%         7 Years
1st Qtr. 1995         100%          Varies
2nd Qtr. 1995         100%         6 Years
2nd Qtr. 1995         100%        15 Years
2nd Qtr. 1995         100%        15 Years
2nd Qtr. 1995         100%        10 Years
3rd Qtr. 1995         100%        10 Years
3rd Qtr. 1995          75%          Varies
3rd Qtr. 1995          70%         5 Years
3rd Qtr. 1995         100%        15 Years
3rd Qtr. 1995         100%        15 Years
3rd Qtr. 1995         100%        10 Years
4th Qtr. 1995         100%        15 Years
4th Qtr. 1995         100%        10 Years
4th Qtr. 1995          85%        15 Years
4th Qtr. 1995         100%        15 Years

4th Qtr. 1995         100%        10 Years
4th Qtr. 1995         100%        10 Years
4th Qtr. 1995          57%         5 Years
                      ---
                       95%
                      ---
UNDER DEVELOPMENT:
1st Qtr. 1996         100%        20 Years
1st Qtr. 1996         100%        10 Years
1st Qtr. 1996         100%        10 Years
1st Qtr. 1996         100%        10 Years
1st Qtr. 1996          87%        10 Years
2nd Qtr. 1996           0%             N/A
2nd Qtr. 1996         100%        15 Years
2nd Qtr. 1996         100%        21 Years
3rd Qtr. 1996         100%         6 Years
3rd Qtr. 1996         100%        20 Years
3rd Qtr. 1996         100%         8 Years
3rd Qtr. 1996         100%        10 Years
3rd Qtr. 1996          67%        20 Years
3rd Qtr. 1996         100%        15 Years
3rd Qtr. 1997          79%        20 Years
                      ---
                       87%
                      ---
1995 ACQUISITIONS:
1st Qtr. 1995          97%          Varies
1st Qtr. 1995         100%        10 Years
1st Qtr. 1995         100%        15 Years
1st Qtr. 1995          90%          1 Year
1st Qtr. 1995         100%          Varies
1st Qtr. 1995         100%          Varies
2nd Qtr. 1995          98%          Varies
2nd Qtr. 1995          98%          Varies
2nd Qtr. 1995         100%          Varies
2nd Qtr. 1995          98%          Varies
2nd Qtr. 1995         100%        10 Years
3rd Qtr. 1995          92%          Varies
3rd Qtr. 1995          89%          Varies
4th Qtr. 1995         100%         5 Years
4th Qtr. 1995          85%          Varies
4th Qtr. 1995         100%          Varies
                      ---
                       94%
                      ---
                       92%
                      ---
                      ---

----------------------------------
(1) Represents percent leased or pre-leased at December 31, 1995.
(2) Represents lease term of the building's primary tenant or tenants.
(3) These properties will be contributed to a joint venture upon completion.
(4) During 1995, the Company acquired the 50% interest of its unaffiliated joint venture partner.

    In addition to the 2.3 million square feet of acquisitions noted above, in December 1995, the Company formed a 50/50 joint venture with an institutional investor. The joint venture will own 46 industrial buildings totaling over 4.7 million square feet and 113 acres of land. The Company contributed 19 properties and the land, and will contribute two properties currently under development to the venture, while the institutional investor contributed cash equal to the value of the Company's contribution. The venture purchased an additional 25 properties located primarily in the Park 100 Business Park in Indianapolis. This venture was formed to enhance the Company's return on its investment in these properties and to solidify its position in its flagship Park 100 Business Park.

    FINANCING. In January 1996, the Company increased the commitment amount on its unsecured line of credit (the "Line of Credit") from $100 million to $150 million and reduced the borrowing rate from the 30-day London Interbank Offered Rate ("LIBOR") plus 2.00% to LIBOR plus 1.625%. The Line of Credit had a balance outstanding of $123.0 million on March 1, 1996 and matures in April 1998. The net proceeds of the Offering will be used to retire substantially all of the balance outstanding on the Line of Credit. The Company intends to continue to use the Line of Credit to provide interim funding of development and acquisitions of additional rental properties.

    In September 1995, the Company issued $150.0 million of 7 1/4% and 7 3/8% investment grade unsecured Notes due 2002 and 2005, respectively (the "1995 Debt Offering"). The net proceeds were used to retire outstanding indebtedness and to fund acquisition and development of additional rental properties. As a result of this debt offering, the Company was able to significantly reduce its secured indebtedness and enhance its operating flexibility.

    LAND ACTIVITY. In 1995, the Company's development activities used 219 acres of the Company's unencumbered Land. The Company also acquired 490 additional acres, leased 10 acres and sold 16 acres of Land, leaving approximately 1,150 acres of unencumbered Land held for its future development activities. In addition, the Company controls 700 acres of industrial land through options which expire over the next 15 years.

    CLEVELAND. Consistent with its business strategy of expanding into attractive Midwestern markets, in February 1996 the Company acquired the assets and operations of an established real estate development and management company in Cleveland, Ohio, for approximately $76 million. The acquisition included a portfolio of eight Class A office buildings consisting of 782,000 gross square feet in suburban Cleveland, with an occupancy rate of 99%. These properties will produce an initial weighted average unleveraged return on cost in excess of 11%. The acquisition was partially financed through the issuance of Units to the seller.

    The Cleveland acquisition is a natural extension of the Company's presence in the Midwest and Ohio. Management believes that Cleveland is not currently served by a dominant industrial or suburban office property owner, developer or manager. The acquisition allows the Company to establish an immediate presence in the market with the ability to expand into both the suburban office and industrial markets. The Company believes that the Cleveland market will continue to benefit from strong real estate fundamentals. Specifically, the suburban office market of the Rockside Road Corridor, where seven of the properties are located, has had positive net absorption for six consecutive years with a 1995 year end occupancy of 97%. According to CB Commercial Real Estate Group, Inc. ("CB Commercial"), Cleveland's industrial vacancy rates declined from 7.8% to 6.7% over the twelve months ended December 31, 1995 and compared favorably to the national average of 6.9%. The Company continues to actively explore both development and acquisition opportunities in Cleveland. See "The Company -- Cleveland".

                                  THE OFFERING

Common Stock Offered..............  3,500,000 shares (1)
Common Stock to be Outstanding
 After the Offering...............  31,804,375 shares (2)
Use of Proceeds...................  To  retire  a  substantial  portion  of  the outstanding balance on the Line of Credit (as defined herein)  which
                                    is   used  to   fund  development   and  acquisition  of
                                    additional rental properties.
New York Stock Exchange Symbol....  DRE

------------------------
(1) Assumes the Underwriters' over allotment option to purchase up to 525,000 shares of Common Stock is not exercised. See "Underwriting".

(2) Includes 1,324,368 unregistered shares of Common Stock and 4,151,396 Units issued by the Operating Partnership which are exchangeable by the holders for shares of Common Stock. Does not include 866,066 shares of Common Stock issuable upon exercise of outstanding employee stock options or 407,061 Units issued subsequent to December 31, 1995 in connection with the acquisition of property by the Company.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following table sets forth selected consolidated financial and operating information for the Company on a historical basis. The information was derived from the Company's consolidated financial statements, which are incorporated by reference in the accompanying Prospectus.

    The following selected financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the Company and the consolidated financial statements incorporated by reference in the accompanying Prospectus.

                                                                                             YEAR ENDED DECEMBER 31
                                                                              ----------------------------------------------------
                                                                                       ACTUAL            PRO FORMA (1)    ACTUAL
                                                                              ------------------------   -------------   ---------
                                                                                 1995         1994           1993          1993
                                                                              ----------  ------------   -------------   ---------
                                                                              (IN THOUSANDS, EXCEPT PROPERTIES AND PER SHARE DATA)
Results of Operations:
Revenues:
  Rental Operations.........................................................  $  113,641  $  89,299        $ 81,122      $  33,648
  Service Operations........................................................      17,777     18,473          17,016          5,654
                                                                              ----------  ------------   -------------   ---------
Total Revenues..............................................................  $  131,418  $ 107,772        $ 98,138      $  39,302
                                                                              ----------  ------------   -------------   ---------
                                                                              ----------  ------------   -------------   ---------
Net Income..................................................................  $   35,019  $  26,216        $ 19,076      $   5,013
                                                                              ----------  ------------   -------------   ---------
                                                                              ----------  ------------   -------------   ---------
Share Data (2):
  Net Income per Share......................................................  $     1.54  $    1.53(3)     $   1.19      $    0.92
  Dividends Declared per Share..............................................        1.92       1.84            1.80           1.68
  Weighted Average Shares Outstanding.......................................      22,679     17,139          16,046          5,459
Balance Sheet Data as of December 31:
  Total Assets..............................................................  $1,033,268  $ 763,377        $632,885      $ 632,885
  Total Debt................................................................  $  454,820  $ 298,640        $249,034      $ 249,034
  Total Shareholders' Equity................................................     449,464  $ 363,395        $273,021      $ 273,021
  Total Common Shares Outstanding (4).......................................      24,152     20,391          16,046         16,046
Other Data:
  Funds From Operations (5).................................................  $   56,476  $  39,415        $ 33,008      $  11,205
  Cash Flow Provided by (Used by):
    Operating activities....................................................  $   78,620  $  51,873              (6)     $  14,363
    Investing activities....................................................    (289,569)  (116,238)             (6)      (315,025)
    Financing activities....................................................     176,243     94,733              (6)       310,717
Number of In-Service Properties at end of year..............................         202        128             113            113
In-Service square feet available at end of year.............................      20,073     12,896          10,850         10,850

------------------------
(1) On October 4, 1993, the Company completed the acquisition of substantially all of the properties and businesses of Duke Associates, a full-service commercial real estate firm. Pro Forma results give effect to the Company's acquisition of Duke Associates and the 1993 offering of 14,000,833 shares of Common Stock as if they had occurred on January 1, 1993.

(2) All such information has been adjusted for the 1 for 4.2 reverse stock split effected in October 1993. The number of shares excludes the outstanding minority interest Units which are exchangeable on a one-for-one basis for shares of Common Stock.

(3) Included in the 1994 net income was a $2.0 million nonrecurring gain on property sale.

(4) Excludes Units held by persons other than the Company which are exchangeable for Common Stock.

(5) Funds From Operations ("FFO") is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as net income or loss excluding gains or losses from debt restructuring and sales of property plus depreciation and amortization, and after adjustments for minority interest, unconsolidated partnerships and joint ventures (adjustments for minority interest, unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis). FFO does not represent cash flow from operations as defined by generally accepted accounting principles, should not be considered as an alternative to net income as an indicator of the Company's operating performance, and is not indicative of cash available to fund all cash flow needs. The calculation of FFO for the years ended December 31, 1994 and 1993 has been revised to conform with the presentation of FFO for the year ended December 31, 1995, which excludes amounts attributable to minority interests. In March 1995, NAREIT issued a clarification of its definition of FFO. The clarification provides that amortization of deferred financing costs and depreciation of non-rental real estate assets are no longer to be added back to net income in arriving at FFO. The Company adopted these changes effective January 1, 1996. The amounts in this table do not include the effect of the new clarifications. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Funds From Operations."

(6) This information is unavailable on a Pro Forma basis.

                                  THE COMPANY

    The Company is a self-administered and self-managed real estate investment trust that began operations through a related entity in 1972. At December 31, 1995, the Company owned a diversified portfolio of 202 in-service industrial, office and retail Properties, encompassing approximately 20.1 million square feet and located in eight states, and 13 buildings and two building expansions encompassing approximately 3.4 million square feet under development. Since December 31, 1995, the Company acquired 10 properties, began development of one property, placed two properties and one building expansion in service and sold one property, bringing the Company's total portfolio at March 1, 1996 to 225 properties encompassing 25.1 million square feet including 213 properties with
21.9 million square feet in service. The Company also owns approximately 1,150 acres of unencumbered Land for future development, of which approximately 80% is zoned for industrial use and which is typically located adjacent to the Properties. The Company provides leasing, management, construction, development and other tenant-related services for the Properties and certain properties owned by third parties. The Company has the largest commercial real estate operations in Indianapolis and Cincinnati and is one of the largest real estate companies in the Midwest. The Company believes that the Midwest offers a relatively strong and stable economy compared to other regions of the United States and provides significant growth potential through its central location, established manufacturing base, skilled work force and moderate labor costs.

    The Company has developed over 41 million square feet of commercial property since its founding. During the last five years, the Company developed an average of approximately 2.5 million square feet per year. In 1995, the Company placed in service 3.1 million square feet of new development and acquired 4.6 million square feet of property (including 2.3 million square feet of industrial properties acquired through a joint venture in December).

    The  Company  manages  approximately  33 million  square  feet  of property, including over 9.5 million square feet owned by third parties. The Company manages approximately 33% and 24% of all competitive suburban office, warehousing and light manufacturing space in Indianapolis and Cincinnati, respectively. In addition to providing services to approximately 1,400 tenants in the Properties, the Company provides such services to over 1,200 tenants in approximately 125 properties owned by third parties. Based on market data maintained by the Company, the Company believes that it was responsible in 1995 for approximately 55% and 66% of the net absorption (gross space leased minus lease terminations and expirations) of competitive suburban office, warehousing and light manufacturing space in Indianapolis and Cincinnati, respectively. The Company believes that its dominant position in its primary markets gives it a competitive advantage in its real estate activities.

    After completion of this Offering, the six senior officers of the Company, who collectively have over 121 years of experience in the real estate industry and have been with the Company for an average of over 17 years, will beneficially own Common Stock and Units exchangeable for Common Stock that represent approximately 12% of the Company's Common Stock on a fully diluted basis.

    All of the Company's interests in the Properties and Land are held directly or indirectly by, and substantially all of its operations relating to the Properties are conducted through, the Operating Partnership. Units in the Operating Partnership may be exchanged by the holders thereof, other than the Company, for Common Stock of the Company on a one for one basis. Upon an exchange of Units for Common Stock, the Company's percentage interest in the Operating Partnership will increase. The Company controls the Operating Partnership as the sole general partner and owner, as of December 31, 1995, of approximately 85.3% of the Units.

BUSINESS STRATEGY

    The Company's business objective is to increase its Funds From Operations by
(i) maintaining and increasing property occupancy and rental rates through the aggressive management of its portfolio of existing properties; (ii) expanding existing properties; (iii) developing and acquiring new properties; and (iv) providing a full line of real estate services to the Company's tenants and to third parties.

    The Company believes that the analysis of real estate opportunities and risks can be done most effectively at regional or local levels. As a result, the Company intends to continue its emphasis on increasing its market share and effective rents in its existing markets primarily within the Midwest. The Company also expects to utilize its approximately 1,150 acres of unencumbered Land and its many business relationships with more than 2,600 commercial tenants to expand its build-to-suit business (development projects substantially pre-leased to a single tenant) and to pursue other development and acquisition opportunities in its existing markets and elsewhere, primarily in the Midwest. The Company believes that this regional focus will allow it to assess market supply and demand for real estate more effectively as well as to capitalize on its strong relationships with its tenant base.

    The Company's policy is to seek to develop and acquire substantially pre-leased Class A commercial properties located in markets with attractive investment potential for FORTUNE 500 companies and other quality regional and local firms. The Company's industrial and suburban office development focuses on business parks and mixed use developments suitable for development of multiple projects on a single site and where the Company can create and control the business environment. These business parks and mixed use developments generally include restaurants and other amenities which the Company believes create an atmosphere that is particularly efficient and desirable. The Company's retail development focuses on community, power and neighborhood centers in its existing markets. As a fully integrated real estate company, the Company is able to arrange for or provide to its industrial, office and retail tenants not only well located and well maintained facilities, but also additional services such as build-to-suit construction, tenant finish construction, expansion flexibility and advertising and marketing services.

FINANCING STRATEGY

    The Company seeks to maintain a well-balanced, conservative and flexible capital structure by: (i) currently targeting a ratio of long-term debt to total market capitalization in the range of 25% to 40%; (ii) extending and sequencing the maturity dates of its debt; (iii) borrowing primarily at fixed rates; (iv) generally pursuing current and future long-term debt financings and refinancings on an unsecured basis; (v) maintaining conservative debt service and fixed charge coverage ratios; and (vi) maintaining a conservative dividend payout ratio. Management believes that these strategies have enabled and should continue to enable the Company to access the debt and equity capital markets for its long-term requirements such as debt refinancings and financing for development and acquisitions of additional rental Properties. The Company has demonstrated its ability to access the equity and debt markets to finance its activities through public offerings of Common Stock in October 1993, September 1994 and May 1995 and unsecured notes in September 1995 which generated aggregate net proceeds of $647.7 million.

CLEVELAND

    Consistent with its business strategy of expanding into attractive Midwestern markets, in February 1996 the Company acquired the assets and operations of an established real estate development and management company in Cleveland, Ohio, for approximately $76 million. The acquisition included a portfolio of eight Class A office buildings consisting of 782,000 gross square feet in suburban Cleveland with an occupancy rate of 99%. These properties will produce an initial weighted average unleveraged return on cost in excess of 11%. The acquisition was partially financed through the issuance of Units to the seller.

    The Cleveland acquisition is a natural extension of the Company's presence in the Midwest and Ohio. Management believes that Cleveland is not currently served by a dominant industrial or suburban office property owner, developer or manager. The acquisition allows the Company to establish an immediate presence in the market with the ability to expand into both the suburban office and industrial markets. The Company believes that the Cleveland market will continue to benefit from strong real estate fundamentals. The Company continues to actively explore both development and acquisition opportunites in Cleveland.

    The Cleveland suburban office and industrial markets are characterized by strong underlying real estate fundamentals. The suburban office market of the Rockside Road Corridor, where seven of the Company's newly acquired properties are located, has had positive net absorption for six consecutive years and had a 1995 year end occupancy of 97%. Overall, CB Commercial reported that the Cleveland suburban office vacancy rate declined from 13.6% to 10.7% over the twelve months ended December 31, 1995 compared with a national average of 13.4%. The Society of Industrial and Office Realtors ("SIOR") forecasts total new construction in the suburban office market of 100,000 square feet over the next three years and net absorption of 1,125,000 square feet over the same period. Favorable supply and demand relationships also exist in the industrial market. CB Commercial has reported that Cleveland's industrial vacancy rates declined from 7.8% to 6.7% over the twelve months ended December 31, 1995 and compared favorably to the national average of 6.9%. SIOR indicates that Cleveland's industrial market had an average annual net absorption of 3,000,000 square feet of space over the past four years.

    Cleveland is a city with many positive business trends and attributes. According to the Greater Cleveland Growth Association, Cleveland is the corporate headquarters of 28 FORTUNE 500 companies and 60 other companies with revenues of $100 million or more. Additionally, 39% of the FORTUNE 500 companies have a presence in Cleveland. Further, the Cleveland World Trade Center recently opened to help facilitate Cleveland's growing export activity. According to the February 1996 issue of PROFILES magazine, the number of local businesses involved in world trade increased from 1,600 to 2,300 from 1991 to 1994 and exports from the city are now $5.2 billion annually.

    Cleveland also ranks as one of the top locations in the United States for business growth. According to the February 1996 issue of SITE SELECTION magazine, Cleveland was the fifth and seventh highest ranked metropolitan area in the country for new or expanded facilities and new manufacturing plants, respectively, in 1995. This performance helped Ohio to be the number one state in the United States for new and expanded corporate facilities for the third straight year. Specific examples of Cleveland's business expansions include two facilities totaling more than $200 million for Ford Motor Company and more than $100 million of facilities for Lincoln Electric Company and Keycorp.

    With more than 2.9 million residents, the Greater Cleveland area is the 14th largest metropolitan area in the United States. According to the United States Department of Labor's Bureau of Labor Statistics, the unemployment rate in Cleveland at December 1, 1995 was 5.1% compared to a national average of 5.5%. Cleveland also experienced job growth of 4.3% from 1993 to 1995. According to the Greater Cleveland Growth Association, Cleveland's economic base includes a broad base of industry sectors with a decreasing proportion from 1989 to 1993 of manufacturing and transportation-related employment and increasing employment in the Service and Finance, Insurance and Real Estate sectors.

THE MIDWEST REAL ESTATE MARKET

    The Company believes that the Midwest offers a relatively strong and stable economy compared to other regions of the United States and provides attractive new opportunities through its central location, established manufacturing base, skilled work force and moderate labor costs. In addition, the interstate highway systems serving Indianapolis, Cincinnati and Columbus (markets in which approximately 85% and 88% of the Properties, in terms of both dollar value of Net Effective Rent and square footage, respectively, are located) help make those cities prime industrial and office property locations. According to the Chicago Association of Commerce and Industry, these three cities rank first, third and fourth, respectively, in being centrally located to the top 100 markets in the United States.

    Employment statistics are generally a useful measure of the viability of a commercial real estate market because the demand for industrial and office space in a geographic area is usually linked to the levels of business activity and disposable income. According to the United States Department of Labor's Bureau of Labor Statistics, the unemployment rate at December 1, 1995 was 3.5%, 4.1% and 3.3% in the Indianapolis, Cincinnati and Columbus metropolitan areas, respectively, compared to 5.5% for the United States. Additionally, total non-farm employment has increased 17.6%, 8.9% and 13.1% from January 1989 to December 1995 for the Indianapolis, Cincinnati and Columbus metropolitan areas, respectively, as compared to 7.6% for the United States.

    Management believes that the Company's assets are located in strong real estate markets with good investment potential. The Fall 1995 issue of MARKETSCORE, a National Real Estate Index and Ernst & Young Kenneth Leventhal Real Estate Group publication ("MarketScore"), rated 63 metropolitan areas in the United States in terms of their real estate investment potential for the succeeding two years. The study segmented each metropolitan area by property type and considered real estate, economic and demographic variables such as vacancy rates, construction, rental trends, job growth, population and household growth, and household income. Approximately 93% of the Company's in-service and under-development Properties based on square feet are in markets considered by MarketScore to have good or excellent investment potential.

    INDIANAPOLIS, INDIANA. With more than 1.5 million residents, Indianapolis is Indiana's largest metropolitan area. With a central location at the intersection of four interstate highways, Indianapolis continues to attract new growth by offering a skilled work force and stable economic base. Indianapolis' economic base includes distribution, government, manufacturing, retail trade, service and tourism related industries. According to the Indianapolis Chamber of Commerce, United Airlines, Federal Express and Dow Elanco have recently established major new facilities in Indianapolis. The Indianapolis industrial market continues to have a declining vacancy rate. According to CB Commercial, the industrial vacancy rate decreased by 2.5% over the 24 months ended December 31, 1995 to 2.5%, less than the national industrial vacancy rate average of 6.9%. According to the Fall 1995 issue of MarketScore, Indianapolis is rated as the second best warehouse and distribution market in the United States. The Indianapolis suburban office market also strengthened over the 24-month period. According to CB Commercial, at December 31, 1995, Indianapolis had a 9.6% suburban office vacancy rate compared to a national average of 13.4%.

    CINCINNATI, OHIO. Cincinnati is the second largest metropolitan area in Ohio with a population of 1.6 million. With an unemployment rate which is below the national average, Cincinnati's economic base is healthy and diverse. Balanced between major FORTUNE 500 employers and entrepreneurial enterprises, Cincinnati's economic base includes banking, distribution, manufacturing, retail trade and service related industries. Relatively low taxes, an expanding airport (a major North American hub for Delta Airlines) and aggressive state and local incentive packages designed to attract new business have contributed to major corporate relocations in Cincinnati. Indicative of the economic strength in Cincinnati, the industrial vacancy rate as reported by CB Commercial declined by 2.0% over the 24 months ended December 31, 1995 to 2.9%, less than half the national average of 6.9%. As reported by CB Commercial, the Cincinnati suburban office market vacancy rate was 13.2% at December 31, 1995 compared to a national average of 13.4%, and the Cincinnati downtown office vacancy rate improved 2.7% over the same period to 13.6% at December 31, 1995 compared to the national average of 15.1%.

    COLUMBUS, OHIO. The Columbus metropolitan area has a population of approximately 1.4 million and is the third largest metropolitan area in Ohio. The city's central location, well-trained work force and high quality of life have established Columbus as a major transportation and distribution center. Columbus' economic base includes distribution, government, manufacturing, retail trade and service-related industries. As reported by CB Commercial, as of December 31, 1995, the industrial and suburban office vacancy rates in Columbus were 5.9% and 8.6% compared to the national averages of 6.9% and 13.4%, respectively. This suburban office vacancy rate is the eleventh lowest out of 54 markets surveyed by CB Commercial.

    The following table summarizes important economic and performance statistics for the Company's principal markets and for the United States.

                                                                                DECEMBER 1995       DECEMBER 1995
                                  CENTRAL      DECEMBER 1995    JOB GROWTH       INDUSTRIAL         SUBURBAN/CBD
                                 LOCATION       UNEMPLOYMENT    SINCE 1989    PROPERTY VACANCY   OFFICE VACANCY RATE
                                RANKING (1)       RATE (2)          (2)           RATE (3)               (3)
                              ---------------  --------------  -------------  -----------------  -------------------
Indianapolis, Indiana.......       First            3.5%              17.6%         2.5%                     9.6%
Cincinnati, Ohio............       Third            4.1%               8.9%         2.9%               13.2%/13.6%(4)
Columbus, Ohio..............      Fourth            3.3%              13.1%         5.9%                     8.6%
United States...............        --              5.5%               7.6%         6.9%               13.4%/15.1%(4)

------------------------
(1) Source: Chicago Association of Commerce and Industry. A ranking based on proximity to the largest 100 metropolitan areas in the United States.

(2) Source: United States Department of Labor's Bureau of Labor Statistics.

(3) Source: CB Commercial.

(4) Second number represents central business district (CBD) office vacancy rate. Cincinnati is the only market in which the Company owns central business district office properties.

    Consistent with its business strategy of expanding in attractive Midwestern markets, in 1995 the Company established a regional office in St. Louis, Missouri. The Company believes that the St. Louis market offers attractive real estate investment returns in the industrial and suburban office markets because of its fragmented competition, strong real estate fundamentals and favorable economic conditions. The Company has purchased four suburban office buildings totaling 463,000 square feet and 152 acres of land for industrial property development in the St. Louis market. On a portion of this land, the Company has begun construction of a 403,000 square foot bulk warehouse which is 71% pre-leased and is expected to be completed in the fourth quarter of 1996.

MARKET POSITION

    The Company  manages  approximately  33 million  square  feet  of  property, including over 9.5 million square feet owned by third parties. The Company manages approximately 33% and 24% of all competitive suburban office, warehousing and light manufacturing space in Indianapolis and Cincinnati, respectively. In addition to providing services to approximately 1,400 tenants in the Properties, the Company provides such services to over 1,200 tenants in approximately 125 properties owned by third parties. Based on market data maintained by the Company, the Company believes that it was responsible in 1995 for approximately 55% and 66% of the net absorption (gross space leased minus lease terminations and expirations) of competitive suburban office, warehousing and light manufacturing space in Indianapolis and Cincinnati, respectively. The Company believes that its dominant position in the primary markets in which it operates gives it a competitive advantage in its real estate activities.

TENANT BASE

    The Company's Properties have a diverse and stable base of approximately 1,400 tenants. Many of the tenants are FORTUNE 500 companies engaged in a wide variety of businesses, including manufacturing, retailing, wholesale trade, distribution, and professional services. Approximately 50% of the square footage of the Properties is occupied by tenants with a net worth based on book value of $100 million or greater. Approximately 75% of the gross leasable area of the Properties is occupied by tenants who have been in business for more than 10 years. The Company renewed 92% of the square feet of tenants in the fourth quarter of 1995 on approximately 387,000 square feet up for renewal. No single tenant accounts for more than 3% of the Company's total gross effective rent (computed using the average annual rental property revenue over the terms of the respective leases including landlord operating expense allowances but excluding additional rent due as operating expense reimbursements).

    The following table sets forth information regarding the 10 largest tenants of the Properties based upon annualized gross effective rents as of December 31, 1995.

                                                                                                       PERCENTAGE OF
                                                                    PERCENTAGE OF     ANNUALIZED        ANNUALIZED
                             PRIMARY     YEAR OF LEASE    SQUARE    TOTAL SQUARE    GROSS EFFECTIVE   GROSS EFFECTIVE
         TENANT              LOCATION      EXPIRATION     FOOTAGE       FEET           RENT (2)            RENT
-------------------------  ------------  --------------  ---------  -------------   ---------------   ---------------
                                                                                    (IN THOUSANDS)
General Electric             Cincinnati  1996 - 2001 (1)   265,926      1.38%           $ 3,246            2.45%
Anheuser-Busch Companies      St. Louis  1997 - 2002 (1)   155,568      0.81%             2,689            2.03%
LCI Communications, Inc.       Columbus  1996 - 2005 (1)   165,713      0.86%             2,531            1.91%
Southwestern Bell             St. Louis       1999         156,289      0.81%             2,464            1.86%
SDRC                         Cincinnati       2011         221,215      1.15%             2,426            1.83%
Associated Insurance
 Companies, Inc.           Indianapolis  1996 - 1998 (1)   283,156      1.47%             2,422            1.83%
Lenscrafters, Inc.           Cincinnati  1996 - 2005 (1)   243,596      1.26%             2,269            1.71%
Cardinal Health                Columbus   1998 - 2005(1)   132,854      0.69%             1,912            1.44%
Prudential Insurance         Cincinnati  1998 - 2002 (1)   126,221      0.66%             1,715            1.30%
Cincinnati Enquirer          Cincinnati       2012         109,306      0.57%             1,639            1.24%
                                                         ---------     ------           -------          -------
                                                         1,859,844      9.66%           $23,313           17.61%
                                                         ---------     ------           -------          -------
                                                         ---------     ------           -------          -------

------------------------
(1) Includes more than one lease with maturities during the indicated range of years.

(2) Represents annual gross effective rent due under leases in place at December 31, 1995. Annual gross effective rent equals the average annual rental property revenue over the terms of the respective leases including landlord operating expense allowance and excluding additional rent due as operating expense reimbursements.

                              RECENT DEVELOPMENTS

    OPERATING PERFORMANCE The Company's strong operating performance is reflected by its increase in rental income from $88.2 million for the year ended December 31, 1994 to $112.9 million for the year ended December 31, 1995, a 28% increase. This growth was the result of an increase in both the square footage of property in-service from 12.9 million square feet to 20.1 million square feet and the occupancy of this portfolio from 94.5% to 95.4% from December 31, 1994 to December 31, 1995. Also, for the year ended December 31, 1995, net effective rental rates increased by 8.8% for industrial properties, 4.4% for office properties and 12.1% for retail properties on 847,000 square feet of leases renewed by the Company. As a result, the Company's Board of Directors announced in the third quarter of 1995 a 4.3% increase in its regular quarterly dividend from $.47 to $.49 per share of Common Stock.

    DEVELOPMENT AND ACQUISITION ACTIVITY. During 1995, the Company completed development of and placed in service 17 properties and two property expansions comprising 3.1 million square feet at a total cost of $106.0 million. The Company has 13 properties and two property expansions under development comprising 3.4 million square feet which will have a total cost of $167.2 million upon completion. Also during 1995, the Company acquired 35 properties with 2.3 million square feet and the remaining 50% joint venture interest in a previously developed property at a total cost of $110.9 million.

    These New Properties, totaling 8.9 million square feet, consist of 71% industrial, 21% office and 8% retail projects. The total cost of the New Properties is expected to be $384.1 million. At December 31, 1995, the New Properties which have been placed in service are 95% leased, and the New Properties under construction are 87% pre-leased for a combined total of 92% leased. The New Properties are expected to provide an initial weighted average unleveraged return on cost (computed as property annual contractual NOI divided by total project costs) of 11.1% assuming no further leasing. The Company expects the weighted average unleveraged return to be 12.1% with anticipated leasing activity. The annual contractual NOI to be generated from the New Properties, once placed in service, will be $42.6 million, increasing to

$45.7 million with anticipated additional leasing. The cost of the New Properties to be placed in service in the first quarter of 1996 is $65.0 million, in the second quarter of 1996 is $19.5 million, in the third quarter of 1996 is $82.5 million, and in 1997 is $240,000.

    The following table sets forth information regarding each of the New Properties.

                                                                                                                PERCENT
 IN-SERVICE OR                                                                                                  LEASED
  ANTICIPATED                                                         PROPERTY      PERCENTAGE     SQUARE       OR PRE-
IN-SERVICE DATE           PROJECT/TENANT              LOCATION          TYPE         OWNERSHIP      FEET      LEASED (1)
---------------  --------------------------------  ---------------  -------------  -------------  ---------  -------------
DEVELOPMENT COMPLETED IN 1995:
                 Silver Burdett Ginn               Indianapolis,
1st Qtr. 1995                                      IN               Industrial           100%       553,900        100%
                 Park 100 Building 97              Indianapolis,
1st Qtr. 1995                                      IN               Industrial           100%       280,800        100%
                 Park 100 Building 98 Expansion    Indianapolis,
2nd Qtr. 1995                                      IN               Industrial           100%        97,000        100%
2nd Qtr. 1995    Sterling Software Building 2      Columbus, OH     Office               100%        57,660        100%
2nd Qtr. 1995    John Alden -- Columbus            Columbus, OH     Office               100%       101,200        100%
2nd Qtr. 1995    World Park Building 17            Cincinnati, OH   Industrial            50%       304,000        100%
                 Park 100 Building 100             Indianapolis,
3rd Qtr. 1995                                      IN               Industrial           100%       117,500        100%
                 St. Francis                       Indianapolis,    Medical
3rd Qtr. 1995                                      IN               Office               100%        95,579         75%
3rd Qtr. 1995    South Pointe Building A           Columbus, OH     Industrial           100%       293,824         70%
3rd Qtr. 1995    Petsmart Expansion                Columbus, OH     Industrial           100%       156,000        100%
3rd Qtr. 1995    Office Max                        Cincinnati, OH   Retail               100%        23,484        100%
                 Park 100 Building 99              Indianapolis,
3rd Qtr. 1995                                      IN               Industrial            50%       364,800        100%
4th Qtr. 1995    Dayco                             Louisville, KY   Industrial            50%       282,539        100%
                 Park 100 Building 127             Indianapolis,
4th Qtr. 1995                                      IN               Industrial           100%        93,600        100%
4th Qtr. 1995    Best Buy at Tuttle Crossing       Columbus, OH     Retail               100%        68,400         85%
                 Community MOB -- East             Indianapolis,    Medical
4th Qtr. 1995                                      IN               Office               100%        38,193        100%
                 Sofa Express -- Governor's Plaza  Cincinnati, OH   Retail               100%        15,000        100%
4th Qtr. 1995
4th Qtr. 1995    Cardinal Health                   Columbus, OH     Office               100%       132,854        100%
4th Qtr. 1995    Haywood Oaks Building 7           Nashville, TN    Industrial           100%        66,873         57%
                                                                                                  ---------     ------
                                                                                                  3,143,206         95%
                                                                                                  ---------     ------
UNDER DEVELOPMENT
1st Qtr. 1996    John Alden -- Miami               Miami, FL        Office               100%       251,316        100%
1st Qtr. 1996    Sofa Express -- Eastgate          Cincinnati, OH   Retail               100%        13,500        100%
                 Thomson Consumer Electronics      Indianapolis,
1st Qtr. 1996                                      IN               Industrial           100%(3)    599,040        100%
                 Park 100 Building 128             Indianapolis,
1st Qtr. 1996                                      IN               Industrial           100%       322,000        100%
                 Two Parkwood                      Indianapolis,
1st Qtr. 1996                                      IN               Office               100%        93,300         87%
2nd Qtr. 1996    South Pointe Building B           Columbus, OH     Industrial           100%       307,200          0%
2nd Qtr. 1996    American Air Filter               Lebanon, IN      Industrial           100%       153,600        100%
2nd Qtr. 1996    Wal-Mart at Tuttle Crossing       Columbus, OH     Retail               100%       149,429        100%
3rd Qtr. 1996    Nationwide                        Columbus, OH     Office               100%       315,102        100%
3rd Qtr. 1996    Bigg's Supercenter                Cincinnati, OH   Retail               100%       160,000        100%
                 Day Dream Publishing Expansion    Indianapolis,
3rd Qtr. 1996                                      IN               Industrial           100%        97,080        100%
3rd Qtr. 1996    Little Brown & Co.                Lebanon, IN      Industrial           100%(3)    500,455        100%
3rd Qtr. 1996    Ohio National Life                Cincinnati, OH   Office               100%       212,125         67%
3rd Qtr. 1996    Sterling Software Building 3      Columbus, OH     Office               100%        64,500        100%
3rd Qtr. 1997    Fountain Place                    Cincinnati, OH   Retail                25%       209,585         79%
                                                                                                  ---------     ------
                                                                                                  3,448,232         87%
                                                                                                  ---------     ------

 IN-SERVICE OR     INITIAL
  ANTICIPATED       LEASE
IN-SERVICE DATE   TERM (2)
---------------  -----------
DEVELOPMENT COMPLETED IN 1995:
1st Qtr. 1995       7 Years
1st Qtr. 1995        Varies
2nd Qtr. 1995       6 Years
2nd Qtr. 1995      15 Years
2nd Qtr. 1995      15 Years
2nd Qtr. 1995      10 Years
3rd Qtr. 1995      10 Years
3rd Qtr. 1995        Varies
3rd Qtr. 1995       5 Years
3rd Qtr. 1995      15 Years
3rd Qtr. 1995      15 Years
3rd Qtr. 1995      10 Years
4th Qtr. 1995      15 Years
4th Qtr. 1995      10 Years
4th Qtr. 1995      15 Years
4th Qtr. 1995      15 Years
                   10 Years
4th Qtr. 1995
4th Qtr. 1995      10 Years
4th Qtr. 1995       5 Years
UNDER DEVELOPMENT
1st Qtr. 1996      20 Years
1st Qtr. 1996      10 Years
1st Qtr. 1996      10 Years
1st Qtr. 1996      10 Years
1st Qtr. 1996      10 Years
2nd Qtr. 1996           N/A
2nd Qtr. 1996      15 Years
2nd Qtr. 1996      21 Years
3rd Qtr. 1996       6 Years
3rd Qtr. 1996      20 Years
3rd Qtr. 1996       8 Years
3rd Qtr. 1996      10 Years
3rd Qtr. 1996      20 Years
3rd Qtr. 1996      15 Years
3rd Qtr. 1997      20 Years

 IN-SERVICE OR
  ANTICIPATED                                                           PROPERTY     PERCENTAGE   SQUARE
IN-SERVICE DATE          PROJECT/TENANT                LOCATION           TYPE       OWNERSHIP     FEET
--------------- ---------------------------------  ----------------  --------------  ---------   ---------
1995 ACQUISITIONS:
1st Qtr. 1995   Park 100 Building 107              Indianapolis, IN  Industrial        100%         58,783
1st Qtr. 1995   Palomar Building                   Indianapolis, IN  Industrial        100%         99,350
1st Qtr. 1995   Keebler Building                   Nashville, TN     Industrial        100%         36,150
1st Qtr. 1995   Franklin Road Business Center      Indianapolis, IN  Industrial        100%        367,065
1st Qtr. 1995   University Moving                  Cincinnati, OH    Industrial        100%         70,000
1st Qtr. 1995   Eastgate Square                    Cincinnati, OH    Retail            100%         80,682
2nd Qtr. 1995   Enterprise Park                    Cincinnati, OH    Industrial        100%        116,150
2nd Qtr. 1995   Laumeier I                         St. Louis, MO     Office            100%        113,852
2nd Qtr. 1995   Laumeier II                        St. Louis, MO     Office            100%        110,541
2nd Qtr. 1995   Westview                           St. Louis, MO     Office            100%        114,722
2nd Qtr. 1995   NAMPAC                             Indianapolis, IN  Industrial        100%         83,200
3rd Qtr. 1995   8465 Keystone Crossing             Indianapolis, IN  Office            100%         28,298
3rd Qtr. 1995   Park Fletcher                      Indianapolis, IN  Industrial         50%        828,865
4th Qtr. 1995   Westmark                           St. Louis, MO     Office            100%        123,889
4th Qtr. 1995   Fairfield Business Center          Cincinnati, OH    Industrial        100%        115,823
4th Qtr. 1995   One Parkwood                       Indianapolis, IN  Office            100%         --   (4)
                                                                                                 ---------
                                                                                                 2,347,370
                                                                                                 ---------
                                                                                                 8,938,808
                                                                                                 ---------
                                                                                                 ---------

                  PERCENT
 IN-SERVICE OR     LEASED     INITIAL
  ANTICIPATED     OR PRE-      LEASE
IN-SERVICE DATE  LEASED (1)   TERM (2)
---------------  ----------   --------
1995 ACQUISITIONS:
1st Qtr. 1995        97%       Varies
1st Qtr. 1995       100%      10 Years
1st Qtr. 1995       100%      15 Years
1st Qtr. 1995        90%       1 Year
1st Qtr. 1995       100%       Varies
1st Qtr. 1995       100%       Varies
2nd Qtr. 1995        98%       Varies
2nd Qtr. 1995        98%       Varies
2nd Qtr. 1995       100%       Varies
2nd Qtr. 1995        98%       Varies
2nd Qtr. 1995       100%      10 Years
3rd Qtr. 1995        92%       Varies
3rd Qtr. 1995        89%       Varies
4th Qtr. 1995       100%      5 Years
4th Qtr. 1995        85%       Varies
4th Qtr. 1995       100%       Varies
                    ---
                     94%
                    ---
                     92%
                    ---
                    ---

------------------------------
(1)  Represents percent leased or pre-leased at December 31, 1995.

(2)  Represents lease term of the building's primary tenant or tenants.

(3)  These properties will be contributed to a joint venture upon completion.

(4) During 1995, the Company acquired the 50% interest of its unaffiliated joint venture partner.

    In addition to the 2.3 million square feet of acquisitions noted above, in December 1995, the Company formed a 50/50 joint venture with an institutional investor. The joint venture will own 46 industrial buildings totaling over 4.7 million square feet and 113 acres of land. The Company contributed 19 properties and the land, and will contribute two properties currently under development to the venture, while the institutional investor contributed cash equal to the value of the Company's contribution. The venture purchased an additional 25 properties located primarily in the Park 100 Business Park in Indianapolis. This venture was formed to enhance the Company's return on its investment in these properties and to solidify its position in its flagship Park 100 Business Park.

    FINANCING. In January 1996, the Company increased the commitment amount on its unsecured Line of Credit from $100 million to $150 million and reduced the borrowing rate from LIBOR plus 2.00% to LIBOR plus 1.625%. The Line of Credit had a balance outstanding of $123.0 million on March 1, 1996 and matures in April 1998. The net proceeds of the Offering will be used to retire substantially all of the balance outstanding on the Line of Credit. The Company intends to continue to use the Line of Credit to provide interim funding of development and acquisitions of additional rental properties.

    In September 1995, the Company issued $150.0 million of 7 1/4% and 7 3/8% investment grade unsecured Notes due 2002 and 2005, respectively. The net proceeds were used to retire outstanding indebtedness and to fund acquisition and development of additional rental properties. As a result of this debt offering, the Company was able to significantly reduce its secured indebtedness and enhance its operating flexibility.

    LAND ACTIVITY. In 1995, the Company's development activities used 219 acres of the Company's unencumbered Land. The Company also acquired 490 additional acres, leased 10 acres and sold 16 acres of Land, leaving approximately 1,150 acres of unencumbered Land held for its future development activities. In addition, the Company controls 700 acres of industrial land through options which expire over the next 15 years.

    CLEVELAND. Consistent with its business strategy of expanding into attractive Midwestern markets, in February 1996 the Company acquired the assets and operations of an established real estate development and management company in Cleveland, Ohio, for approximately $76 million. The acquisition included a portfolio of eight Class A office buildings consisting of 782,000 gross square feet in suburban Cleveland, with an occupancy rate of 99%. These properties will produce an initial weighted average unleveraged return on cost in excess of 11%. The acquisition was partially financed through the issuance of Units to the seller.

    The Cleveland acquisition is a natural extension of the Company's presence in the Midwest and Ohio. Management believes that Cleveland is not currently served by a dominant industrial or suburban office property owner, developer or manager. The acquisition allows the Company to establish an immediate presence in the market with the ability to expand into both the suburban office and industrial markets. The Company believes that the Cleveland market will continue to benefit from strong real estate fundamentals. Specifically, the suburban office market of the Rockside Road Corridor, where seven of the properties are located, has had positive net absorption for six consecutive years with a 1995 year end occupancy of 97%. According to CB Commercial, Cleveland's industrial vacancy rates declined from 7.8% to 6.7% over the twelve months ended December 31, 1995 and compared favorably to the national average of 6.9%. The Company continues to actively explore both development and acquisition opportunities in Cleveland. See "The Company -- Cleveland".

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Common Stock offered hereby are expected to be approximately $104.0 million (approximately $119.7 million if the Underwriters' over-allotment option is exercised in full), assuming an offering price of $31.50 (the closing price of the Common Stock on the New York Stock Exchange on March 7, 1996). The Company intends to use the net proceeds to retire a substantial portion of the outstanding balance on the Line of Credit which is used to fund development and acquisition of additional rental properties. The Line of Credit had $123.0 million outstanding on March 1, 1996 and bears interest at LIBOR plus 1.625%.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND HISTORY

    The Common Stock is listed on the New York Stock Exchange under the symbol DRE. The following table sets forth the high and low sale prices of the Common Stock of the periods indicated and the dividend paid per share for each such period.

                                                                    CLOSING PRICES
                                                                      PER SHARE
                                                                 --------------------   DIVIDENDS
QUARTERLY PERIOD                                                   HIGH        LOW      PER SHARE
---------------------------------------------------------------  ---------  ---------  -----------
1994
  First Quarter................................................  $   26.00  $   20.25   $    0.45
  Second Quarter...............................................      27.25      23.25        0.45
  Third Quarter................................................      27.25      24.75        0.47
  Fourth Quarter...............................................      28.25      23.50        0.47
1995
  First Quarter................................................      27.88      25.13        0.47
  Second Quarter...............................................      29.25      26.25        0.47
  Third Quarter................................................      31.63      27.63        0.49
  Fourth Quarter...............................................      31.75      27.63        0.49
1996
  First Quarter (through March 7, 1996)........................      32.13      31.13

    The last reported sale price of the Common Stock on the New York Stock Exchange on March 7, 1996 was $31.50 per share. As of March 7, 1996, there were 2,494 registered holders of Common Stock.

    Since its organization in 1986, the Company has paid regular and uninterrupted dividends. The Company intends to continue to declare quarterly dividends on its Common Stock. However, no assurances can be given as to the amounts of future dividends as such dividends are subject to the Company's cash flow from operations, earnings, financial condition, capital requirements and such other factors as the Board of Directors deems relevant. The Company has determined that approximately 14% of the per share distribution for 1995 represented return of capital to the shareholders for income tax purposes. No assurance can be given that such percentage will not change in future years.

DIVIDEND REINVESTMENT PLAN

    The Company has an Automatic Dividend Reinvestment Plan (the "Plan") which allows shareholders to acquire additional shares of Common Stock by automatically reinvesting cash dividends. Common Stock is acquired pursuant to the Plan at a price equal to the prevailing market price of such Common Stock, without payment of any brokerage commission or service charge. The Plan also allows participating shareholders to purchase Common Stock pursuant to the same terms and in the same manner as cash dividends are invested in amounts of not less than $100 and more than $3,000 per calendar quarter, without payment of any brokerage commission or service charge. Shareholders who do not participate in the Plan continue to receive cash dividends, as declared. As of March 7, 1996, approximately 35% of the Company's registered shareholders participated in the Plan.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company and its subsidiaries as of December 31, 1995 and as adjusted to give effect to the Offering and the anticipated use of the net proceeds thereof as described under "Use of Proceeds." The table should be read in conjunction with the Company's consolidated financial statements incorporated herein by reference.

                                                                                             DECEMBER 31, 1995
                                                                                          ------------------------
                                                                                          HISTORICAL  AS ADJUSTED
                                                                                          ----------  ------------
                                                                                               (IN THOUSANDS)
Debt:
  Mortgage Debt.........................................................................  $  259,820  $    259,820
  7 1/4% Notes due 2002.................................................................      50,000        50,000
  7 3/8% Notes due 2005.................................................................     100,000       100,000
  Line of Credit........................................................................      45,000       --
                                                                                          ----------  ------------
  Total Debt............................................................................     454,820       409,820
                                                                                          ----------  ------------
Minority Interest.......................................................................      77,741        77,741
                                                                                          ----------  ------------
Shareholders' Equity:
  Preferred Stock ($.01 par value), 5,000 shares authorized, none issued
  Common Stock ($.01 par value), 45,000 shares authorized; 24,152 outstanding; 27,652
   outstanding as adjusted (1)..........................................................     493,204       597,253
  Distributions in excess of net income.................................................     (43,740)      (43,740)
                                                                                          ----------  ------------
  Total Shareholders' Equity............................................................     449,464       553,513
                                                                                          ----------  ------------
Total Capitalization....................................................................  $  982,025  $  1,041,074
                                                                                          ----------  ------------
                                                                                          ----------  ------------

------------------------
(1) Does not include 1 share of Common Stock issued subsequent to December 31, 1995 as directors' compensation, 866 shares of Common Stock issuable upon exercise of outstanding employee stock options or 4,151 shares reserved for issuance upon exchange of issued and outstanding Units. Also does not include 407 Units issued subsequent to December 31, 1995 in connection with the acquisition of property by the Company.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table sets forth selected consolidated financial and operating information for the Company on a historical basis. The information was derived from the Company's consolidated financial statements, which are incorporated by reference in the accompanying Prospectus.

    The following selected consolidated financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the Company and the financial statements incorporated by reference in the accompanying Prospectus.

                                                                              YEAR ENDED DECEMBER 31
                                                                 ------------------------------------------------
                                                                         ACTUAL            PRO FORMA     ACTUAL
                                                                 -----------------------  -----------  ----------
                                                                    1995         1994      1993 (1)       1993
                                                                 -----------  ----------  -----------  ----------
                                                                                  (IN THOUSANDS)
OPERATING DATA:
RENTAL OPERATIONS:
  Revenues:
    Rental income..............................................  $   112,931  $   88,243   $  80,524   $   33,351
    Equity in earnings of unconsolidated companies.............          710       1,056         598          297
                                                                 -----------  ----------  -----------  ----------
                                                                     113,641      89,299      81,122       33,648
                                                                 -----------  ----------  -----------  ----------
  Operating expenses:
    Rental expenses............................................       21,497      17,507      15,627        7,059
    Real estate taxes..........................................        9,683       8,256       7,744        3,403
    Interest expense...........................................       21,424      18,920      17,280       10,334
    Depreciation and amortization..............................       24,337      18,036      18,078        7,369
                                                                 -----------  ----------  -----------  ----------
                                                                      76,941      62,719      58,729       28,165
                                                                 -----------  ----------  -----------  ----------
        Earnings from rental operations........................       36,700      26,580      22,393        5,483
                                                                 -----------  ----------  -----------  ----------
SERVICE OPERATIONS:
  Revenues:
    Property management, maintenance and leasing fees..........       11,138      11,084      11,496        3,000
    Construction management and development fees...............        5,582       6,107       4,875        2,501
    Other income...............................................        1,057       1,282         645          153
                                                                 -----------  ----------  -----------  ----------
                                                                      17,777      18,473      17,016        5,654
                                                                 -----------  ----------  -----------  ----------
  Operating expenses:
    Payroll....................................................        8,236       8,723       9,543        2,688
    Maintenance................................................        1,344       1,069       1,401          473
    Office and other...........................................        2,451       2,373       2,561          957
                                                                 -----------  ----------  -----------  ----------
                                                                      12,031      12,165      13,505        4,118
                                                                 -----------  ----------  -----------  ----------
        Earnings from service operations.......................        5,746       6,308       3,511        1,536
                                                                 -----------  ----------  -----------  ----------
General and administrative expense.............................       (2,169)     (2,145)     (1,805)        (737)
                                                                 -----------  ----------  -----------  ----------

Operating income...............................................       40,277      30,743      24,099        6,282

OTHER INCOME (EXPENSE):
  Interest income..............................................        1,900       1,115         363          164
  Earnings from property sales.................................          283       2,198         517          517
  Minority interest in earnings of subsidiaries................       (7,441)     (7,840)     (5,903)      (1,950)
                                                                 -----------  ----------  -----------  ----------
Net income.....................................................  $    35,019  $   26,216   $  19,076   $    5,013
                                                                 -----------  ----------  -----------  ----------
                                                                 -----------  ----------  -----------  ----------

                                                                              YEAR ENDED DECEMBER 31
                                                                 ------------------------------------------------
                                                                         ACTUAL            PRO FORMA     ACTUAL
                                                                 -----------------------  -----------  ----------
                                                                    1995         1994      1993 (1)       1993
                                                                 -----------  ----------  -----------  ----------
                                                                        (IN THOUSANDS, EXCEPT PROPERTIES)
BALANCE SHEET DATA (as of December 31):
Real estate investments........................................  $   951,179  $  712,189   $ 592,843   $  592,843
Accumulated depreciation.......................................      (56,335)    (38,058)    (23,725)     (23,725)
                                                                 -----------  ----------  -----------  ----------
  Net real estate investments..................................      894,844     674,131     569,118      569,118
Cash...........................................................        5,727      40,433      10,065       10,065
Investments in unconsolidated companies........................       67,771       8,418      14,270       14,270
Other assets...................................................       64,926      40,395      39,432       39,432
                                                                 -----------  ----------  -----------  ----------
    Total assets...............................................    1,033,268     763,377     632,885      632,885
                                                                 -----------  ----------  -----------  ----------
                                                                 -----------  ----------  -----------  ----------
Mortgage debt..................................................  $   259,820  $  298,640   $ 249,034   $  249,034
7 1/4% Notes due 2002..........................................       50,000      --          --           --
7 3/8% Notes due 2005..........................................      100,000      --          --           --
Line of credit.................................................       45,000      --          --           --
                                                                 -----------  ----------  -----------  ----------
    Total debt.................................................      454,820     298,640     249,034      249,034
Other liabilities..............................................       51,243      29,543      34,863       34,863
                                                                 -----------  ----------  -----------  ----------
    Total liabilities..........................................      506,063     328,183     283,897      283,897
Minority interest..............................................       77,741      71,799      75,967       75,967
Shareholders' equity...........................................      449,464     363,395     273,021      273,021
                                                                 -----------  ----------  -----------  ----------
    Total liabilities and shareholders' equity.................  $ 1,033,268  $  763,377   $ 632,885   $  632,885
                                                                 -----------  ----------  -----------  ----------
                                                                 -----------  ----------  -----------  ----------
OTHER DATA:
Funds from Operations Available to Common Shareholders (2).....  $    56,476  $   39,415   $  33,008   $   11,205
Cash flow provided by (used in):
  Operating activities.........................................  $    78,620  $   51,873          (3)  $   14,363
  Investing activities.........................................  $  (289,569) $ (116,238)        (3)   $ (315,025)
  Financing activities.........................................  $   176,243  $   94,733          (3)  $  310,717
Weighted average shares outstanding (4)........................       22,679      17,139      16,046        5,459
Number of in-service Properties at end of year.................          202         128         113          113
In-Service square feet available at end of year................       20,073      12,896      10,850       10,850

--------------------------
(1) On October 4, 1993, the Company completed the acquisition of substantially all of the properties and businesses of Duke Associates, a full-service commercial real estate firm. The Pro Forma results give effect to the Company's acquisition of Duke Associates and the 1993 offering of 14,000,833 shares of Common Stock as if they had occurred on January 1, 1993.

(2) Funds from Operations is defined by the NAREIT as net income or loss excluding gains or losses from debt restructuring and sales of property plus depreciation and amortization, and after adjustments for minority interest, unconsolidated partnerships and joint ventures (adjustments for minority interests, unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis). FFO does not represent cash flow from operations as defined by generally accepted accounting principles, should not be considered as an alternative to net income as an indicator of the Company's operating performance and is not indicative of cash available to fund all cash flow needs. The calculation of FFO for the years ended December 31, 1994 and 1993 has been revised to conform with the presentation of FFO for the year ended December 31, 1995, which excludes amounts attributable to minority interests. In March 1995, NAREIT issued a clarification of its definition of FFO. The clarification provides that amortization of deferred financing costs and depreciation of non-rental real estate assets are no longer to be added back to net income in arriving at FFO. The Company adopted these changes effective January 1, 1996. The amounts in this table do not include the effect of the new clarifications. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Funds From Operations."

(3) This information is unavailable on a Pro Forma basis.

(4) Excludes Units held by persons other than the Company which are exchangeable for Common Stock.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

    The Company's operating results depend primarily upon income from the rental operations of its industrial, office and retail properties located in its primary markets. This income from rental operations is substantially influenced by the supply and demand for the Company's rental space in its primary markets.

    In addition, the Company's continued growth is dependent upon its ability to maintain occupancy rates and increase rental rates on its in-service portfolios and to continue development and acquisition of additional rental properties. The Company's primary markets in the Midwest have continued to offer strong and stable local economies compared to other regions of the United States and have provided attractive new development opportunities because of their central location, established manufacturing base, skilled work force and moderate labor costs. Consequently, the Company's overall occupancy rate of its in-service portfolio has exceeded 93% the last two years and was at 95.4% at December 31, 1995. The Company expects to continue to maintain its overall occupancy levels at comparable levels and also expects to be able to increase rental rates as leases are renewed or new leases are executed. This stable occupancy as well as increasing rental rates should improve the Company's results of operations from its in-service properties. The Company's strategy for continued growth also includes developing and acquiring additional rental properties in its primary markets and expanding into other attractive Midwestern markets.

    The  following  table  sets   forth  information  regarding  the   Company's
in-service portfolio of rental properties as of December 31, 1995 and 1994 (in thousands, except percentages):

                                                             TOTAL               PERCENT OF
                                                          SQUARE FEET        TOTAL SQUARE FEET      PERCENT OCCUPIED
                                                      --------------------  --------------------  --------------------
TYPE                                                    1995       1994       1995       1994       1995       1994
----------------------------------------------------  ---------  ---------  ---------  ---------  ---------  ---------
INDUSTRIAL
  Service Centers...................................      2,802      2,051       14.0%      15.9%      94.7%      93.4%
  Bulk..............................................     10,890      5,573       54.3%      43.2%      96.5%      97.5%
OFFICE
  Suburban..........................................      3,874      3,090       19.3%      24.0%      94.7%      90.5%
  CBD...............................................        699        699        3.5%       5.4%      92.3%      87.2%
  Medical...........................................        332        198        1.6%       1.5%      90.3%     100.0%
RETAIL..............................................      1,476      1,285        7.3%      10.0%      93.8%      95.8%
                                                      ---------  ---------  ---------  ---------
    Total...........................................     20,073     12,896      100.0%     100.0%      95.4%      94.5%
                                                      ---------  ---------  ---------  ---------
                                                      ---------  ---------  ---------  ---------

RESULTS OF OPERATIONS

    Following is a summary of the Company's operating results and property statistics for each of the years in the three-year period ended December 31, 1995 (in thousands, except number of properties and per share amounts):

                                                                                     1995       1994       1993
                                                                                  ----------  ---------  ---------
Rental Operations revenue.......................................................  $  113,641  $  89,299  $  33,648
Service Operations revenue......................................................      17,777     18,473      5,654
Earnings from Rental Operations.................................................      36,700     26,580      5,483
Earnings from Service Operations................................................       5,746      6,308      1,536
Operating income................................................................      40,277     30,743      6,282
Minority interest in earnings...................................................       7,441      7,840      1,950
Net income......................................................................      35,019     26,216      5,013
Weighted average shares outstanding.............................................      22,679     17,139      5,459
Net income per share............................................................  $     1.54  $    1.53  $    0.92
Number of in-service properties at end of year..................................         202        128        113
In-service square footage at end of year........................................      20,073     12,896     10,850
Under development square footage end of year....................................       3,448      2,362      1,270

COMPARISON OF YEAR ENDED DECEMBER 31, 1995 TO YEAR ENDED DECEMBER 31, 1994

    RENTAL OPERATIONS. The Company increased its in-service portfolio of rental properties from 128 properties comprising 12.9 million square feet at December 31, 1994 to 202 properties comprising 20.1 million square feet at December 31, 1995 through the acquisition of 60 properties totaling 4.6 million square feet and the placement in service of 17 properties and two building expansions totaling 3.2 million square feet developed by the Company. The Company also disposed of three properties totaling 570,000 square feet. These 74 net additional rental properties primarily account for the $24.3 million increase in revenues from Rental Operations from 1994 to 1995.

    The increase from 1994 to 1995 in rental expenses, real estate taxes and depreciation and amortization expense is also a result of the additional 74 in-service rental properties.

    Interest expense increased by approximately $2.5 million. This increase was primarily because of interest expense on the $150 million of unsecured notes which the Company issued in the 1995 Debt Offering. These notes bear interest at an effective rate of 7.46%. The proceeds from the sale of these notes were used to (i) retire the then-outstanding balance of $35.0 million on the Line of Credit; (ii) retire $39.5 million of mortgage debt which had a weighted average interest rate of 6.08% and was scheduled to reset at a market interest rate in the fourth quarter of 1995; and (iii) fund development and acquisition of additional rental properties during the fourth quarter of 1995.

    As a result of the above-mentioned items, earnings from rental operations increased $10.1 million from $26.6 million for the year ended December 31, 1994 to $36.7 million for the year ended December 31, 1995.

    Stable occupancy, along with stable rental rates in each of the Company's markets, will allow the in-service portfolio to continue to provide a comparable or increasing level of earnings from rental operations. The Company also expects to realize growth in earnings from rental operations through (i) the placement in-service of the 3.4 million square feet of properties under development at December 31, 1995 over the next seven quarters; (ii) development and acquisition of additional rental properties in its primary markets; and (iii) expansion into other attractive Midwestern markets.

    SERVICE OPERATIONS. Earnings from Service Operations decreased by approximately $600,000 in 1995 as compared to 1994. This decrease results primarily from a decrease in construction fees even though total construction volume remained consistent. This decrease in fees resulted from certain contracts with above-market fees in 1994 which were not obtained in 1995. Property management, maintenance and leasing fees remained consistent from 1994 to 1995. Payroll expense decreased from 1994 to 1995 as a result of the allocation of a greater portion of these costs to the Company's Rental Operations segment. Other operating expenses did not change materially.

    At December 31, 1995, the backlog of construction fees on signed construction contracts was $3.9 million as compared to $1.7 million at December 31, 1994. As a result of the acquisition by an unconsolidated subsidiary of the Company of 2.2 million square feet of managed property, the Company anticipates a slight decrease in management, leasing and maintenance fee revenues in 1996 as well as a decrease in the operating expenses of the segment.

    OTHER INCOME (EXPENSE). Interest income increased from $1.1 million for the year ended December 31, 1994 to $1.9 million for the year ended December 31, 1995 as a result of the temporary short-term investment of excess proceeds from the Company's 1995 offering of Common Stock (the "1995 Equity Offering") as well as the 1995 Debt Offering.

    As part of its October 1993 acquisition of Duke Associates, the Company acquired an option to purchase an interest in an entity which provided telecommunication services to tenants in properties owned and managed by the Company. At the time the option was acquired, the option was not considered to have value because of recurring net operating losses being incurred by such entity. Subsequent to the acquisition of the option, the entity made changes in its operations, principally entering into new contracts for the purchase of telecommunication services and the provision of billing services, which significantly improved its operating results. As a result of these improvements in operating results, the entity entered into an agreement to sell its telecommunications business to an unaffiliated third party at an amount significantly in excess of the Company's option price. The net proceeds from the sale were then loaned to a subsidiary of the Company with a mortgage on certain property. The Company subsequently exercised its option to acquire the interest in this entity and recognized a gain of approximately $2.0 million based on the difference between its option price and the net proceeds received from the sale to the unaffiliated third-party. Such gain is included in earnings from property sales in 1994.

    NET INCOME. Net income for the year ended December 31, 1995 was $35.0 million compared to net income of $26.2 million for the year ended December 31, 1994. This increase results primarily from the operating result fluctuations in rental and service operations explained above.

LIQUIDITY AND CAPITAL RESOURCES

    Net cash provided by operating activities totaling $78.6 million, $51.9 million and $14.4 million for the years ended December 31, 1995, 1994 and 1993, respectively, represents the primary source of liquidity to fund distributions to shareholders, unitholders and the other minority interests and to fund recurring costs associated with the renovation and reletting of the Company's properties. The primary reason for the increases in net cash provided by operating activities is, as discussed above under "Results of Operations," the increase in net income each year resulting from the expansion of the in-service portfolio through development and acquisitions of additional rental properties.

    Net cash used by investing activities totaling $289.6 million, $116.2 million and $315.0 million for the years ended December 31, 1995, 1994 and 1993, respectively, represents the investment of funds by the Company to expand its portfolio of rental properties through the development and acquisition of additional rental properties. Of the $315.0 million used in investing activities in 1993, $302.1 million related to acquisition of the Duke Associates' rental properties and service businesses. In 1994, $107.4 million was invested in the development and acquisition of additional rental properties and $12.4 million was used for tenant improvements, leasing costs and other deferred assets. In 1995, the development and acquisition of additional rental properties increased to $251.0 million with $24.1 million being used for recurring tenant improvements, leasing costs and other deferred costs. In addition, in 1995, $16.7 million was invested in rental operations of a newly formed, 50% owned, joint venture which also included the contribution of rental property and undeveloped land with a carrying value of approximately $42.7 million.

    Net cash provided by financing activities totaling $176.2 million, $94.7 million and $310.7 million for the years ended December 31, 1995, 1994 and 1993, respectively, is comprised of debt and equity issuances net of distributions to shareholders and unitholders and repayments of outstanding indebtedness. In 1993, the Company received $309.3 million from an offering of Common Stock which was used primarily for the acquisition of Duke Associates. In 1994, the Company received $92.1 million from an offering of Common Stock and $60.0 million from a seven-year mortgage loan. Of the total of $152.1 million, the Company used $60.0 million to repay the balance outstanding on the Line of Credit, $6.0 million to retire outstanding mortgage indebtedness, and the remainder primarily to fund development and acquisition of additional rental properties. In 1995, the Company received $96.3 million of proceeds from the 1995 Equity Offering and used $11.0 million to repay the balance outstanding on the Line of Credit and the remainder to fund development and acquisition of additional rental properties. The Company also received $150.0 million from the 1995 Debt Offering and used $39.5 million to retire outstanding mortgage indebtedness, $35.0 million to repay the balance outstanding on the Line of Credit, and the remainder to fund acquisition and development of additional rental properties.

    The recurring capital needs of the Company are funded primarily through the undistributed net cash provided by operating activities. Following is an analysis of the Company's recurring capital expenditures:

                                                                               1995       1994       1993
                                                                             ---------  ---------  ---------
                                                                                     (IN THOUSANDS)
Tenant improvements........................................................  $   4,312  $   3,056  $   2,015
Leasing costs..............................................................      3,519      2,407        636
Building improvements......................................................        757        474        136
                                                                             ---------  ---------  ---------
Total......................................................................  $   8,588  $   5,937  $   2,787
                                                                             ---------  ---------  ---------
                                                                             ---------  ---------  ---------

    In March 1994, the Company obtained a $60 million secured credit facility which was available to fund development and acquisition of additional rental properties and to provide working capital as needed. In April 1995, the Company replaced the secured line of credit with the $100 million unsecured Line of Credit which matures in April 1998. Borrowings of $45 million under the Line of Credit as of December 31, 1995 bear interest at one month LIBOR plus 2.00%, which ranged from 7.7500% to 7.9375%. In January 1996, the Company increased the Line of Credit to $150 million and reduced the borrowing rate to LIBOR plus 1.625%. The current effective interest rate on the Line of Credit based on the 30-day LIBOR rate as of March 4, 1996 is 6.94%.

    The Company currently has on file two Form S-3 Registration Statements with the Securities and Exchange Commission (the "Shelf Registrations") which, after completion of this Offering, will have remaining availability of approximately $220 million to issue additional common stock, preferred stock or unsecured debt securities. The Company intends to issue additional securities under the Shelf Registrations to fund the development and acquisition of additional rental properties.

    The Company intends to maintain a conservative capital structure. The Company's debt to total market capitalization ratio at December 31, 1995 was 33.9% compared to 30.2% at December 31, 1994. Following the Offering, the Company's debt to total market capitalization ratio will be 29.03% based on a market price of the Company's Common Stock of $31.50 per share.

    The total debt outstanding at December 31, 1995 consists of notes totaling $454.8 million of which, excluding the balance outstanding on the Line of Credit, less than 1% is variable rate debt. The total debt has a weighted average interest rate of 7.50% at December 31, 1995 maturing at various dates through 2018. Scheduled principal amortization of such debt totaled $1.65 million for the year ended December 31, 1995. Following is a summary of the scheduled future amortization and maturities of the Company's indebtedness:

                                             REPAYMENTS
                                -------------------------------------
                                           (IN THOUSANDS)              WEIGHTED AVERAGE
                                  SCHEDULED                            INTEREST RATE OF
             YEAR               AMORTIZATION    MATURITIES    TOTAL    FUTURE REPAYMENTS
------------------------------  -------------   ----------   --------  -----------------
1996..........................     $ 1,855       $  59,619   $ 61,474        5.31%
1997..........................       2,156          --          2,156        8.04%
1998..........................       2,410          90,216     92,626        7.49%
1999..........................       2,625          --          2,625        8.25%
2000..........................       2,637           4,852      7,489        7.86%
2001..........................       2,291          59,954     62,245        8.72%
2002..........................       2,494          50,000     52,494        7.37%
2003..........................         252          68,813     69,065        8.48%
2004..........................         274          --            274        5.20%
2005..........................         300         100,000    100,300        7.51%
Thereafter....................       4,072          --          4,072        5.20%
                                -------------   ----------   --------
Total.........................     $21,366       $ 433,454   $454,820
                                -------------   ----------   --------
                                -------------   ----------   --------

    The 1996 maturities of $59.6 million indicated above occur in October through December. The Company currently intends to repay this debt through the issuance of either common or preferred equity or unsecured debt securities available under the Shelf Registrations. The Company estimates that if unsecured debt securities are issued, based on current market interest rates, the rate on such debt would increase by approximately 1.6%. Of the 1998 maturities, $45.0 million represents the outstanding balance as of December 31, 1995 on the Line of Credit. The balance outstanding on the Line of Credit as of March 1, 1996 is $123.0 million. The proceeds from the Offering will be used to retire a substantial portion of this balance outstanding which will increase the availability to borrow under the Line of Credit to fund future acquisitions and development.

    The Company intends to continue to pay regular quarterly distributions from net cash provided by operating activities. A quarterly dividend of $.49 per Common Share was declared on February 1, 1996 which represents an annualized distribution of $1.96 per share.

FUNDS FROM OPERATIONS

    Management believes that FFO, which is defined by the National Association of Real Estate Investment Trusts as net income or loss excluding gains or losses from debt restructuring and sales of property plus depreciation and amortization, and after adjustments for minority interest, unconsolidated partnerships and joint ventures (adjustments for minority interest, unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis), is the industry standard for reporting the operations of real estate investment trusts.

    The following table reflects the calculation of the Company's FFO for the years ended December 31, as follows (in thousands):

                                                                                1995         1994         1993
                                                                             -----------  -----------  -----------
Net income.................................................................  $    35,019  $    26,216  $     5,013
Add back:
  Depreciation and amortization............................................       23,118       16,785        7,075
  Amortization of deferred financing costs and depreciation of non-rental
   real estate assets......................................................        1,918        1,453          327
  Share of joint venture depreciation and amortization.....................          411          352           60
  Gain on property sales...................................................         (283)      (2,198)        (517)
  Adjustment for minority interest share of add-backs......................       (3,707)      (3,193)        (753)
                                                                             -----------  -----------  -----------
Funds From Operations......................................................  $    56,476  $    39,415  $    11,205
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------
Cash flow provided by (used by):
  Operating activities.....................................................  $    78,620  $    51,873  $    14,363
  Investing activities.....................................................     (289,569)    (116,238)    (315,025)
  Financing activities.....................................................      176,243       94,733      310,717

    The increase in FFO for the three year period results primarily from the increased in-service rental property portfolio as discussed above under "Results of Operations". The following table indicates components of such growth for each of the years ended December 31, as follows (in thousands):

                                                                                   1995        1994        1993
                                                                                ----------  ----------  ----------
Rental operations:
  Original portfolio..........................................................  $   59,399  $   58,201  $   23,300
  Development.................................................................      10,668       2,240      --
  Acquisitions................................................................      12,014       2,463      --
  Investments in unconsolidated companies.....................................       1,121       1,407         357
  Interest expense............................................................     (21,424)    (18,920)    (10,334)
                                                                                ----------  ----------  ----------
    Net rental operations.....................................................      61,778      45,391      13,323
Service operations, net of minority interest..................................       4,767       5,389       1,277
Minority interest of unitholders..............................................      (6,530)     (6,751)     (1,657)
Other, net....................................................................         168      (1,421)       (985)
Adjustment for minority interest share of add-backs...........................      (3,707)     (3,193)       (753)
                                                                                ----------  ----------  ----------
Funds From Operations.........................................................  $   56,476  $   39,415  $   11,205
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------

    In March 1995, NAREIT issued a clarification of its definition of FFO effective for years beginning after December 31, 1995. The clarification provides that amortization of deferred financing costs and depreciation of non-rental real estate assets are no longer to be added back to net income in arriving at FFO. The Company's FFO under the new method of calculation would have been $54.7 million, $38.2 million, and $11.1 million for the three years ended December 31, 1995, 1994, and 1993, respectively. The Company adopted these changes effective January 1, 1996.

    The calculation of FFO for the years ended December 31, 1994 and 1993 has been revised to conform with the presentation of FFO for the year ended December 31, 1995 which excludes amounts attributable to minority interests.

    While management believes that FFO is a relevant measure of the Company's operating performance because it is widely used by industry analysts to measure the operating performance of REITs, such amount does not represent cash flow from operations as defined by generally accepted accounting principles, should not be considered as an alternative to net income as an indicator of the Company's operating performance, and is not indicative of cash available to fund all cash flow needs.

                                   PROPERTIES

GENERAL

    The Company owns a diversified portfolio of properties which includes (i) the in-service Properties, consisting of 202 industrial, office and retail properties located in Indiana, Ohio, Illinois, Michigan, Tennessee, Kentucky, Wisconsin and Missouri; (ii) 13 buildings and two building expansions currently under development; and (iii) the Land, consisting of approximately 1,150 acres of unencumbered land for future development in Indiana, Ohio, Missouri, Illinois, Kentucky, and Tennessee. The Company owns the entire equity interest in 150 of the Properties, including property under development, and a partial interest in the remainder of the Properties. The Properties are comprised of a broad range of product types which include bulk and medium bulk warehouse and distribution facilities, light manufacturing facilities, multi-tenant flex space buildings, suburban office buildings, downtown office buildings, and neighborhood, power and community shopping centers. The Company believes that its Properties are of the highest quality available to tenants in its markets. The total square footage of the in-service Properties is approximately 20.1 million, consisting of approximately 13.7 million square feet of industrial space, approximately 4.9 million square feet of office space and approximately
1.5 million square feet of retail space. The total square footage of the 13 buildings and two building expansions currently under development is approximately 3.4 million square feet, consisting of approximately 2.0 million square feet of industrial space, approximately 900,000 square feet of office space and approximately 500,000 square feet of retail space. The current development projects are 87% leased as of December 31, 1995. The total annual Net Effective Rental income of the Properties based upon tenants in occupancy as of December 31, 1995 is approximately $117.5 million, with $52.3 million relating to the industrial Properties, $52.1 million relating to the office Properties and $13.1 million relating to the retail Properties. At December 31, 1995, the Properties were approximately 95% leased.

    The following tables provide an overview of the Properties.

           SQUARE FOOTAGE AND ANNUAL NET EFFECTIVE RENT OF PROPERTIES

                                                                                                   ANNUAL       PERCENT OF
                                                                                                    NET           ANNUAL
                                                                                   PERCENT OF    EFFECTIVE     NET EFFECTIVE
STATE                                INDUSTRIAL    OFFICE     RETAIL      TOTAL       TOTAL       RENT (1)         RENT
-----------------------------------  -----------  ---------  ---------  ---------  -----------  ------------  ---------------
                                                                (IN THOUSANDS, EXCEPT PERCENTAGES)
Indiana............................       8,954       1,247        440     10,641          53%   $   47,869            41%
Ohio...............................       2,945       2,950        829      6,724          34        53,017            45
Kentucky...........................         952      --         --            952           5         2,444             2
Tennessee..........................         562      --         --            562           3         3,425             3
Missouri...........................      --             463         33        496           2         5,439             5
Illinois...........................         126      --            174        300           1         2,244             2
Michigan...........................      --             245     --            245           1         2,629             2
Wisconsin..........................         153      --         --            153           1           491         --
                                     -----------  ---------  ---------  ---------       -----   ------------          ---
    Total..........................      13,692       4,905      1,476     20,073         100%   $  117,558           100%
                                     -----------  ---------  ---------  ---------       -----   ------------          ---
                                     -----------  ---------  ---------  ---------       -----   ------------          ---

    Percent of total square feet...         68%         25%         7%       100%
                                     -----------  ---------  ---------  ---------
                                     -----------  ---------  ---------  ---------

------------------------
(1) Represents annual Net Effective Rent due from tenants in occupancy as of December 31, 1995. Net Effective Rent equals the average annual rental property revenue over the terms of the respective leases, excluding additional rent due as operating expense reimbursements, landlord allowances for operating expenses and percentage rents.

                             SUMMARY OF PROPERTIES

                                                                                             PERCENT
                                                                               ANNUAL       OF TOTAL       OCCUPANCY
                                                                PERCENT         NET       NET EFFECTIVE       AT
                                                   SQUARE      OF TOTAL      EFFECTIVE       ANNUAL      DECEMBER 31,
TYPE OF PROPERTY                                    FEET      SQUARE FEET     RENT (1)      RENT (1)         1995
------------------------------------------------  ---------  -------------  ------------  -------------  -------------
                                                                   (IN THOUSANDS, EXCEPT PERCENTAGES)
Industrial......................................     13,692           68%    $   52,320            45%          96.1%
Office..........................................      4,905           25         52,114            44           94.1%
Retail..........................................      1,476            7         13,124            11           93.8%
                                                  ---------        -----    ------------        -----         ------
    Total.......................................     20,073          100%    $  117,558           100%          95.4%
                                                  ---------        -----    ------------        -----         ------
                                                  ---------        -----    ------------        -----         ------

------------------------
(1) Represents annual Net Effective Rent due from tenants in occupancy as of December 31, 1995.

    The following table sets forth the aggregate average percent leased for all of the Properties during the indicated periods.

                               AVERAGE OCCUPANCY
                                (ALL PROPERTIES)

                                                                                SQUARE FEET      AVERAGE
                                     YEAR                                        AVAILABLE      OCCUPANCY
------------------------------------------------------------------------------  ------------  -------------
1995..........................................................................    20,072,666        95.1%
1994..........................................................................    12,894,603        93.8%
1993..........................................................................    10,864,245        92.1%

    The following table shows lease expirations for leases in place as of December 31, 1995 for each of the ten years beginning with 1996 for the Properties, assuming none of the tenants exercises early termination or renewal options.

                               LEASE EXPIRATIONS
                                (ALL PROPERTIES)

                                                         ANNUAL NET   PERCENT OF    PERCENT OF
                        NET RENTABLE                     EFFECTIVE    ANNUAL NET       TOTAL
                          AREA (IN        ANNUAL NET      RENT PER     EFFECTIVE      LEASED
             NUMBER       SQ. FT.)      EFFECTIVE RENT    SQ. FT.        RENT         SQ. FT.
 YEAR OF       OF         SUBJECT           UNDER          UNDER      REPRESENTED   REPRESENTED
  LEASE      LEASES     TO EXPIRING        EXPIRING       EXPIRING    BY EXPIRING   BY EXPIRING
EXPIRATION  EXPIRING       LEASES         LEASES (1)     LEASES (1)     LEASES        LEASES
----------  --------   --------------   --------------   ----------   -----------   -----------
                       (IN THOUSANDS)   (IN THOUSANDS)
   1996           45           317         $  1,512        $ 4.77         1.29%         1.66%
   1997          261         1,972           10,220        $ 5.18         8.69%        10.29%
   1998          237         1,818           11,530        $ 6.34         9.81%         9.49%
   1999          253         2,921           15,262        $ 5.22        12.98%        15.25%
   2000          191         2,612           15,586        $ 5.97        13.26%        13.63%
   2001          175         2,414           14,095        $ 5.84        11.99%        12.60%
   2002           73         1,834            9,364        $ 5.11         7.97%         9.57%
   2003           38           727            6,110        $ 8.40         5.20%         3.79%
   2004           14           208            2,399        $11.53         2.04%         1.09%
   2005           13           886            3,990        $ 4.50         3.39%         4.62%
 2006 and         76         3,451           27,490        $ 7.97        23.38%        18.01%
thereafter
            --------   --------------   --------------   ----------   -----------   -----------
  TOTAL        1,376        19,160         $117,558        $ 6.14       100.00%       100.00%
            --------   --------------   --------------   ----------   -----------   -----------
            --------   --------------   --------------   ----------   -----------   -----------

------------------------
(1) Represents annual Net Effective Rent due from tenants in occupancy as of December 31, 1995.

INDUSTRIAL PROPERTIES

    The 124 industrial Properties are primarily located in industrial or business parks that have been developed by the Company and consist of 80 bulk distribution facilities and 44 service center facilities. Approximately 80% of the square footage of the industrial Properties is contained in bulk distribution facilities. The bulk distribution facilities accommodate the needs of large warehouse and distribution users with ceiling clear heights of 20 feet and more while providing leased space to many large tenants including users of more than 500,000 square feet. The service center facilities are also known as flex buildings or light industrial properties which generally have 12 to 18 foot ceiling heights and a combination of drive-up and dock loading access. These service center facilities accommodate users of 1,200 square feet and up. The diversity of the industrial buildings allows the Company to cater to many segments of the industrial market and renders the Company less dependent upon any specific market segment. Over 90% of the industrial Properties are in the Company's primary markets of Indianapolis, Cincinnati and Columbus. Over 80% of the square footage of the industrial Properties was constructed or acquired and renovated by the Company in the last 10 years.

    The following table sets forth the aggregate average percent leased and Net Effective Rent per leased square foot for the industrial Properties during the indicated periods.

                     AVERAGE OCCUPANCY AND AVERAGE RENTALS
                            (INDUSTRIAL PROPERTIES)

                                                                                                   NET EFFECTIVE
                                                                SQUARE FEET        AVERAGE        RENT PER LEASED
                            YEAR                                 AVAILABLE        OCCUPANCY       SQUARE FOOT (1)
------------------------------------------------------------  ---------------   --------------   -----------------
1995........................................................       13,692,461       96.2%            $3.93(2)(3)
1994........................................................        7,622,627       95.5%            $4.05
1993........................................................        6,235,835       93.2%            $4.06

------------------------
(1) Calculated as the Net Effective Rent for the indicated period divided by the average total square feet under lease during the same period.

(2) During 1995, the Company renewed 55% of its industrial leases up for renewal. The rental rate of the 394,000 square feet renewed during this period increased 8.8% for the renewal period as compared to the prior lease term. During this same period, the Company leased an additional 579,000 square feet in the in-service Properties at a Net Effective Rental rate of $4.19 per square foot.

(3) The average Net Effective Rent per leased square foot decreased in 1995 because the increase in square footage available relates primarily to bulk warehouse space which provides a lower average Net Effective Rent per leased square foot.

    The following table shows lease expirations for leases in place as of December 31, 1995 for each of the ten years beginning with 1996 for the industrial Properties, assuming none of the tenants exercises early termination or renewal options.

                               LEASE EXPIRATIONS
                            (INDUSTRIAL PROPERTIES)

                                                          ANNUAL NET   PERCENT OF    PERCENT OF
                                                          EFFECTIVE    ANNUAL NET       TOTAL
                        NET RENTABLE                       RENT PER     EFFECTIVE      LEASED
             NUMBER     AREA (IN SQ.      ANNUAL NET       SQ. FT.        RENT         SQ. FT.
 YEAR OF       OF       FT.) SUBJECT    EFFECTIVE RENT      UNDER      REPRESENTED   REPRESENTED
  LEASE      LEASES     TO EXPIRING     UNDER EXPIRING     EXPIRING    BY EXPIRING   BY EXPIRING
EXPIRATION  EXPIRING       LEASES         LEASES (1)      LEASES (1)     LEASES        LEASES
----------  --------   --------------   ---------------   ----------   -----------   -----------
                       (IN THOUSANDS)   (IN THOUSANDS)
   1996        24             287           $ 1,275         $ 4.44        2.44%         2.18%
   1997       124           1,537             5,958         $ 3.88       11.39         11.68
   1998       108           1,269             5,851         $ 4.61       11.18          9.64
   1999       113           2,262             8,466         $ 3.74       16.18         17.19
   2000        86           1,862             7,724         $ 4.15       14.76         14.15
   2001        85           1,849             7,238         $ 3.91       13.83         14.05
   2002        30           1,490             5,696         $ 3.82       10.89         11.32
   2003        13             265             1,115         $ 4.21        2.13          2.01
   2004         3              40               442         $11.05        0.84          0.30
   2005         8             810             3,128         $ 3.86        5.98          6.15
 2006 and      16           1,491             5,427         $ 3.64       10.38         11.33
thereafter
              ---          ------           -------       ----------   -----------   -----------
  TOTAL       610          13,162           $52,320         $ 3.98      100.00%       100.00%
              ---          ------           -------       ----------   -----------   -----------
              ---          ------           -------       ----------   -----------   -----------

------------------------
(1) Represents annual Net Effective Rent due from tenants in occupancy as of December 31, 1995.

OFFICE PROPERTIES

    The Company owns a portfolio of 54 office Properties, including 46 suburban office buildings which range from single-story to mid-rise and are located in developed business parks and mixed use developments with excellent interstate access and visibility. Five of the suburban office buildings are medical buildings, including a single tenant facility with a 20 year lease and two multi-tenant properties attached to a hospital. In addition, the Company owns three downtown office buildings consisting of two new high-rise buildings and one rehabilitated building. The office Properties are a collection of modern facilities with over 85% constructed or renovated within the last ten years. The Company believes that these primarily Class A office Properties are among the highest quality available to tenants in its markets. This diverse mix of office buildings is occupied by tenants spanning all segments of the office market.

    The following table sets forth the aggregate average percent leased and Net Effective Rent per leased square foot for the office Properties during the indicated periods.

                       AVERAGE OCCUPANCY AND AVERAGE RENT
                              (OFFICE PROPERTIES)

                                                                                                       NET EFFECTIVE
                                                                          SQUARE FEET     AVERAGE     RENT PER LEASED
YEAR                                                                       AVAILABLE     OCCUPANCY    SQUARE FOOT (1)
------------------------------------------------------------------------  -----------  -------------  ---------------
1995....................................................................   4,904,692         92.4%     $   11.02(2)
1994....................................................................   3,986,629         90.7%     $   10.86
1993....................................................................   3,811,904         90.5%     $   10.91

------------------------
(1) Calculated as the Net Effective Rent for the indicated period divided by the average total square feet under lease during the same period.

(2) During 1995, the Company renewed 76% of its office leases up for renewal. The rental rate of the 372,000 square feet renewed during this period increased 4.4% for the renewal period as compared to the prior lease term. During this same period, the Company leased an additional 402,000 square feet in the in-service Properties at a Net Effective Rental rate of $10.52 per square foot.

    The following table shows lease expirations for leases in place as of December 31, 1995 for each of the ten years beginning with 1996 for the office Properties, assuming none of the tenants exercises early termination or renewal options.

                               LEASE EXPIRATIONS
                              (OFFICE PROPERTIES)

                                                         ANNUAL NET   PERCENT OF    PERCENT OF
                                                         EFFECTIVE    ANNUAL NET       TOTAL
                        NET RENTABLE                      RENT PER     EFFECTIVE    LEASED SQ.
             NUMBER     AREA (IN SQ.      ANNUAL NET      SQ. FT.        RENT           FT.
 YEAR OF       OF       FT.) SUBJECT    EFFECTIVE RENT     UNDER      REPRESENTED   REPRESENTED
  LEASE      LEASES     TO EXPIRING     UNDER EXPIRING    EXPIRING    BY EXPIRING   BY EXPIRING
EXPIRATION  EXPIRING       LEASES         LEASES (1)     LEASES (1)     LEASES        LEASES
----------  --------   --------------   --------------   ----------   -----------   -----------
                       (IN THOUSANDS)   (IN THOUSANDS)
   1996        17             23           $   177         $ 7.70         0.34%         0.50%
   1997       106            359             3,485         $ 9.71         6.69          7.78
   1998        93            458             4,648         $10.15         8.92          9.92
   1999       103            549             5,631         $10.26        10.81         11.89
   2000        74            624             6,582         $10.55        12.63         13.52
   2001        54            441             5,454         $12.37        10.47          9.55
   2002        28            285             3,035         $10.65         5.82          6.18
   2003        18            375             4,203         $11.21         8.07          8.13
   2004         7            131             1,627         $12.42         3.12          2.84
   2005         3             63               726         $11.52         1.39          1.37
 2006 and      38          1,307            16,546         $12.66        31.74         28.32
thereafter
              ---          -----           -------       ----------   -----------   -----------
  TOTAL       541          4,615           $52,114         $11.29       100.00%       100.00%
              ---          -----           -------       ----------   -----------   -----------
              ---          -----           -------       ----------   -----------   -----------

------------------------
(1) Represents annual Net Effective Rent due from tenants in occupancy as of December 31, 1995.

RETAIL PROPERTIES

    The retail Properties, which cater to a variety of retail markets, include one regional shopping center, 13 neighborhood shopping centers, three shopping centers designed primarily to serve the business parks in which they are located and seven free-standing single-tenant buildings. The regional and neighborhood shopping centers either have well known anchor tenants such as Wal-Mart and Pet Food Supermarket, or are located adjacent to major retailers such as Kroger or in areas where other large commercial facilities draw consumers. The retail Properties are generally located in upscale suburban and high growth areas.

    The following table sets forth the aggregate average percent leased and Net Effective Rent per leased square foot for the retail Properties during the indicated periods.

                       AVERAGE OCCUPANCY AND AVERAGE RENT
                              (RETAIL PROPERTIES)

                                                                                                       NET EFFECTIVE
                                                                          SQUARE FEET     AVERAGE     RENT PER LEASED
YEAR                                                                       AVAILABLE     OCCUPANCY    SQUARE FOOT (1)
------------------------------------------------------------------------  -----------  -------------  ----------------
1995....................................................................   1,475,513         94.7%      $    9.09(2)
1994....................................................................   1,285,347         93.6%      $    8.96
1993....................................................................     816,506         91.2%      $    9.04

------------------------

(1) Calculated as the Net Effective Rent for the indicated period divided by the average total square feet under lease during the same period.

(2) During 1995, the Company renewed 86% of its retail leases up for renewal. The rental rate of the 81,000 square feet renewed during this period increased 12.1% for the renewal period as compared to the prior lease term. During this same period, the Company leased an additional 71,000 square feet in the in-service Properties at a Net Effective Rental rate of $10.77 per square foot.

    The following table shows lease expirations for leases in place as of December 31, 1995 for each of the ten years beginning with 1996 for the retail Properties, assuming none of the tenants exercises early termination or renewal options.

                               LEASE EXPIRATIONS
                              (RETAIL PROPERTIES)

                                                         ANNUAL NET   PERCENT OF    PERCENT OF
                        NET RENTABLE                     EFFECTIVE    ANNUAL NET       TOTAL
                          AREA (IN                        RENT PER     EFFECTIVE    LEASED SQ.
             NUMBER       SQ. FT.)        ANNUAL NET      SQ. FT.        RENT           FT.
 YEAR OF       OF        SUBJECT TO     EFFECTIVE RENT     UNDER      REPRESENTED   REPRESENTED
  LEASE      LEASES       EXPIRING      UNDER EXPIRING    EXPIRING    BY EXPIRING   BY EXPIRING
EXPIRATION  EXPIRING       LEASES         LEASES (1)     LEASES (1)     LEASES        LEASES
----------  --------   --------------   --------------   ----------   -----------   -----------
                       (IN THOUSANDS)   (IN THOUSANDS)
   1996         4              7           $    60         $ 8.57         0.46%         0.50%
   1997        31             76               778         $10.24         5.93          5.49
   1998        36             92             1,031         $11.21         7.85          6.65
   1999        37            109             1,165         $10.69         8.88          7.88
   2000        31            125             1,281         $10.25         9.76          9.03
   2001        36            124             1,403         $11.31        10.69          8.96
   2002        15             60               633         $10.55         4.82          4.34
   2003         7             88               792         $ 9.00         6.03          6.36
   2004         4             37               329         $ 8.89         2.51          2.67
   2005         2             13               136         $10.46         1.04          0.94
 2006 and      22            653             5,516         $ 8.45        42.03         47.18
thereafter
              ---          -----           -------       ----------   -----------   -----------
  TOTAL       225          1,384           $13,124         $ 9.48       100.00%       100.00%
              ---          -----           -------       ----------   -----------   -----------
              ---          -----           -------       ----------   -----------   -----------

------------------------
(1) Represents annual Net Effective Rent due from tenants in occupancy as of December 31, 1995.

LAND

    Substantially all of the approximately 1,150 acres of unencumbered Land is located adjacent to the Properties in industrial or business parks that have been developed by the Company. Approximately 80% of the Land is zoned for industrial use, with the remainder zoned for either office or retail use. All of the Land is unencumbered, has available to it appropriate utilities and is ready for immediate development. The Company believes that approximately 15 million square feet of commercial development can be constructed on the Land. The Company believes that the Land gives it a competitive advantage over other real estate companies operating in its markets.

    The following table describes the acreage and zoning of the Land as of December 31, 1995.

                           LAND HELD FOR DEVELOPMENT

                                                                              YEAR                      COMPANY'S
DESCRIPTION                                LOCATION          ZONED USE      ACQUIRED       ACREAGE      OWNERSHIP
---------------------------------  ------------------------  ----------  --------------  -----------  --------------
Park 100 Business Park             Indianapolis, IN          Industria1    1972-1995          324.6         100%
North Airport Park                 Indianapolis, IN          Industrial       1995             34.5         100%
Park Fletcher                      Indianapolis, IN          Industrial       1995            113.0          50%(1)
South Park Business Center         Greenwood, IN             Industrial       1989             36.1         100%
Park 101                           Decatur, IL               Industrial       1986             56.7         100%
Park 50 TechneCenter               Cincinnati, OH            Industrial    1977/1989           55.3         100%
World Park                         Cincinnati, OH            Industrial    1987/1991          101.1         100%
Southpark Business Center          Hebron, OH                Industrial    1989/1995           21.4         100%
Haywood Oaks Technecenter          Nashville, TN             Industrial       1988             15.4         100%
Southpointe                        Columbus, OH              Industrial       1994             25.7         100%
Earth City                         St. Louis, MO             Industrial       1995            131.4         100%
Parkwood Crossing                  Indianapolis, IN          Office           1989             40.3         100%
Hamilton Crossing                  Carmel, IN                Office           1988             71.3         100%
Governor's Pointe                  Cincinnati, OH            Office           1986             31.2          80%(2)
Merchant Street                    Cincinnati, OH            Office           1990              5.6         100%
Tri-County Office Park             Cincinnati, OH            Office           1986              3.2         100%
Fidelity Drive                     Cincinnati, OH            Office           1984             10.0         100%
American Center                    Nashville, TN             Office           1990              2.8         100%
Corporate Park at Tuttle Crossing  Columbus, OH              Office      1989/1994/1995        10.8         100%
Corporate Park at Tuttle Crossing  Columbus, OH              Retail           1995              9.6         100%
Coldwater Crossing                 Fort Wayne, IN            Retail           1994              5.1         100%
Governor's Pointe                  Cincinnati, OH            Retail           1995             18.9          80%(2)
Governor's Point Shopping Center   Cincinnati, OH            Retail           1995              6.7         100%
South Park                         Greenwood, IN             Retail           1989             16.8         100%
                                                                                         -----------
                                                                                            1,147.5
                                                                                         -----------
                                                                                         -----------

------------------------
(1) Owned by a partnership in which the Company is a 50% partner.

(2) Pursuant to a land contract whereby the Company is the purchaser.

                                   MANAGEMENT

    The directors and senior officers of the Company are as follows:

          NAME                 AGE                            PRINCIPAL OCCUPATIONS AND POSITIONS
-------------------------      ---      --------------------------------------------------------------------------------
John W. Wynne                      63   Director and Chairman of the Board.
Thomas L. Hefner                   49   Director and President and Chief Executive Officer.
Daniel C. Staton                   43   Director and Executive Vice President and Chief Operating Officer.
Darell E. Zink, Jr.                49   Director and Executive Vice President, Chief Financial Officer.
Geoffrey Button                    47   Director; Independent real estate consultant.
Ngaire E. Cuneo                    45   Director; Executive Vice President, Corporate Development, Conseco, Inc.
Howard L. Feinsand                 48   Director; Managing Director, Citicorp North America, Inc.
John D. Peterson                   63   Director; Chairman and Chief Executive Officer of City Securities Corporation.
James E. Rogers                    48   Director; Vice Chairman, President and Chief Operating Officer of CINergy.
Lee Stanfield                      88   Director; Independent real estate developer, investor and consultant.
Jay J. Strauss                     60   Director; Chairman and Chief Executive Officer of Regent Realty Group, Inc.
Gary A. Burk                       44   President of Construction Services and Executive Vice President of Duke
                                         Services, Inc.
Ross C. Farro                      52   Vice President, Cleveland Group
Robert D. Fessler                  38   Vice President, Ohio Industrial Group
John R. Gaskin                     34   Vice President, General Counsel and Secretary
Richard W. Horn                    38   Vice President of Acquisitions
Donald J. Hunter                   36   Vice President, Columbus Group
Steven R. Kennedy                  39   Vice President of Construction Services
Wayne H. Lingafelter               36   Vice President, Indiana Office Group
William E. Linville, III           41   Vice President, Indiana Industrial Group
David R. Mennel                    41   General Manager of Services Operations and President of Duke Services, Inc.
David P. Minton                    38   Vice President, St. Louis Group
Michael L. Myrvold                 40   Vice President, Retail Group
John M. Nemecek                    40   President of Asset and Property Management
Dennis D. Oklak                    42   Vice President and Treasurer
Jeffrey G. Tulloch                 50   Vice President and General Manager, Cincinnati Group

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

    The following discussion summarizes certain Federal income tax consequences to an investor in shares of Common Stock. Such discussion is based upon current law. The discussion is focused on the classification of the Company as a REIT and does not address all tax considerations applicable to prospective investors, nor does the discussion give a detailed description of any state, local, or foreign tax considerations. This discussion does not describe all of the aspects of Federal income taxation that may be relevant to a prospective shareholder in light of his or her particular circumstances or to certain types of shareholders (including insurance companies, tax-exempt entities, financial institutions or broker dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the Federal income tax laws. As used in this section, the term "Company" refers solely to Duke Realty Investments, Inc.

    EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON STOCK IN AN ENTITY ELECTING TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

    GENERAL. The Company expects to continue to be taxed as a REIT for Federal income tax purposes. Management believes that the Company was organized and has operated in such a manner as to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), and that the Company intends to continue to operate in such a manner. No assurance, however, can be given that the Company will continue to operate in a manner so as to remain qualified as a REIT.

    In the opinion of Bose McKinney & Evans which has acted as counsel to the Company ("Counsel"), assuming the Company was organized in conformity with and has satisfied the requirements for qualification and taxation as a REIT under the Code for each of its taxable years from and including the first year for which the Company made the election to be taxed as a REIT, and the assumptions and representations referred to below are true, the proposed methods of operation of the Company, the Operating Partnership and Duke Realty Services Limited Partnership (the "Services Partnership") will permit the Company to continue to qualify to be taxed as a REIT for its current and subsequent taxable years. This opinion is based upon certain assumptions relating to the organization and operation of Duke Services, Inc. ("DSI"), the Operating
Partnership and the Services Partnership and is conditioned upon certain representations made by Company personnel and affiliates as to certain factual matters relating to the Company's past operations and the intended manner of future operation of the Company, the Operating Partnership, and the Services Partnership. The opinion is further based upon a letter ruling received by the Company from the IRS dated September 30, 1994, which concluded that the Company's and the Operating Partnership's distributive shares of the gross income of the Services Partnership will be in proportion to their respective percentage shares of the capital interests of the partners of the Services Partnership. Counsel is not aware of any facts or circumstances which are inconsistent with these assumptions and representations. Unlike a tax ruling, an opinion of counsel is not binding upon the IRS, and no assurance can be given that the IRS will not challenge the status of the Company as a REIT for Federal income tax purposes. The Company's qualification and taxation as a REIT has depended and will depend upon, among other things, the Company's ability to meet on a continuing basis, through ownership of assets, actual annual operating results, receipt of qualifying real estate income, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code discussed below. Counsel has not reviewed past compliance with these tests and will not review compliance with these tests on a periodic or continuing basis. Accordingly, no assurance can be given respecting the satisfaction of such tests. See "Taxation of the Company -- Failure to Qualify."

    The following is a general summary of the Code sections which govern the Federal income tax treatment of a REIT and its shareholders. These sections of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations, and administrative and judicial interpretations thereof as currently in effect.

    If the Company qualifies for taxation as a REIT and distributes to its shareholders at least 95% of its REIT taxable income, it generally is not subject to Federal corporate income taxes on net income that it currently distributes to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) that generally results from investment in a corporation. However, the Company will be subject to Federal income tax as follows: (i) the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains; (ii) under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference, if any; (iii) if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property other than foreclosure property held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax; (iv) if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% test, multiplied by a fraction intended to reflect the Company's profitability; (v) if the Company should fail to distribute during each calendar year at least the sum of (1) 85% of its REIT ordinary income for such year; (2) 95% of its REIT capital gain net income for such year; and (3) any undistributed taxable income from prior years, it would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed; (vi) if the Company has (1) net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired by the Company by foreclosure or otherwise on default on a loan secured by the property) which is held primarily for sale to customers in the ordinary course of business; or
(2) other non-qualifying income from foreclosure property, it will be subject to tax on such income at the highest corporate rate; and (vii) if the Company acquires any asset from a C corporation (i.e., generally a corporation subject to tax at the corporate level) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the Company recognizes gain on the disposition of such asset during the 10-year period (the "Restriction Period") beginning on the date on which such asset was acquired by the Company, then, pursuant to guidelines issued by the IRS, the excess of the fair market value of such property at the beginning of the applicable Restriction Period over the Company's adjusted basis in such asset as of the beginning of such Restriction Period will be subject to a tax at the highest regular corporate rate. The results described above with respect to the recognition of built-in gain assume that the Company will make an election pursuant to IRS Notice 88-19 or applicable future administrative rules or Treasury Regulations.

    REQUIREMENTS FOR QUALIFICATION. The Code defines a REIT as a corporation, trust or association: (1) which is managed by one or more trustees or directors;
(2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation but for Sections 856 through 859 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) which has the calendar year as its taxable year; (6) the beneficial ownership of which is held by 100 or more persons; (7) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities); and (8) which meets certain income and assets tests, described below. The Company believes it currently satisfies requirements (1) through (7), and believes that it will continue to do so. In order to help comply with requirement (7), the Company has placed certain restrictions on the transfer of shares of Common Stock.

    INCOME TESTS. In order to qualify as a REIT, there are three gross income tests that must be satisfied annually. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property (including "rents from real property," gain from the sale of real property and, in certain circumstances, interest) or from qualified types of temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from the same items which qualify under the 75% income test or from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Third, less than 30% of the Company's gross income (including gross income from prohibited transactions) must be derived from gain in connection with the sale or other disposition of stock or securities held for less than one year, property in a prohibited transaction, and real property held for less than four years (other than involuntary conversions and foreclosure property).

    Rents received by the Company will qualify as "rents from real property" in satisfying the gross income tests for a REIT described above only if several conditions (related to the relationship of the tenant to the Company, the method of determining the rent payable and nature of the property leased) are met. The Company does not anticipate receiving rents in excess of a de minimis amount that fail to meet these conditions. Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" that is adequately compensated and from whom the Company derives no income; provided, however, that the Company may perform services "usually or customarily rendered" in connection with the rental of space for occupancy only and not otherwise considered "rendered to the occupant" ("Permissible Services").

    The Company provides certain management, development, construction and other tenant-related services (collectively, "Real Estate Services") with respect to the Properties through the Operating Partnership, which is not an independent contractor. Management believes that the Real Estate Services provided to tenants by the Operating Partnership are Permissible Services. To the extent Real Estate Services to tenants do not constitute Permissible Services, such services are performed by independent contractors.

    The Company derives a portion of its income from the Operating Partnership's interest as a limited partner in the Services Partnership and its ownership of DSI which is a general partner of the Services Partnership. The Services Partnership receives fees for Real Estate Services with respect to properties that are not owned directly by the Operating Partnership, which fees will not qualify as rents from real property. In addition, the Services Partnership receives fees in consideration for the performance of management and administrative services with respect to Properties not entirely owned by the Operating Partnership. All or a portion of such management and administrative fees will also not qualify as "rents from real property" for purposes of the 75% or 95% gross income tests. Pursuant to Treasury Regulations, a partner's capital interest in a partnership determines its proportionate interest in the partnership's gross income from partnership assets for purposes of the 75% and 95% gross income tests. For this purpose, the capital interest of a partner is determined by dividing its capital account by the sum of all partners' capital accounts. Presently, the Operating Partnership's capital interest in the
Services Partnership is 9% and DSI's capital interest in the Services Partnership is 1%. The partnership agreement of the Services Partnership provides, however, for varying allocations of income which differ from capital interests, subject to certain limitations on the aggregate amount of gross income which may be allocated to the Operating Partnership and DSI. The Company has obtained a letter ruling from the IRS that allocations according to capital interests are proper for applying the 75% and 95% gross income tests. Thus, for purposes of these gross income tests, at present the Services Partnership allocates 9% of its gross income to the Operating Partnership and 1% to DSI. Although certain of the Real Estate Services fees allocated from the Services Partnership do not qualify under the 75% or 95% gross income tests as "rents from real property," the Company believes that, at least presently and in the near term, the aggregate amount of such fees (and any other non-qualifying income) allocated to the Company in any taxable year will not cause the Company to exceed the limits on non-qualifying income under the 75% or 95% gross income tests described above.

    If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. Even if these relief provisions apply, a tax would be imposed on certain excess net income.

    ASSET TESTS. In order for the Company to maintain its qualification as a REIT, at the close of each quarter of its taxable year, it must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by "real estate assets," cash, cash items, and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% assets class. Third, of the assets held in securities other than those in the 75% assets class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities (excluding securities of a qualified REIT subsidiary [as defined in the Code] or another REIT).

    The Company is deemed to directly hold its proportionate share of all real estate and other assets of the Operating Partnership as well as its proportionate share of all assets deemed owned by the Operating Partnership and DSI through their ownership of partnership interests in the Services Partnership and other partnerships. As a result, management believes that more than 75% of the Company's assets are real estate assets. In addition, management does not expect the Company to hold (1) any securities representing more than 10% of any one issuer's voting securities other than DSI, which is a qualified REIT subsidiary, nor (2) securities of any one issuer exceeding 5% of the value of the Company's gross assets (determined in accordance with generally accepted accounting principles).

    ANNUAL DISTRIBUTION REQUIREMENTS. The Company, in order to qualify as a REIT, generally must distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (A) the sum of (i) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain), and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. In addition, if the Company disposes of any asset during its Restriction Period, the Company will be required to distribute at least 95% of the built-in gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax on the undistributed amount at regular capital gains and ordinary corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT net capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company will be subject to regular capital gains and ordinary corporate tax rates on undistributed income and also may be subject to a 4% excise tax on undistributed income in certain events. The Company believes that it has made and intends to continue to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the partnership agreement of the Operating Partnership authorizes the Company, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit the Company to meet these distribution requirements. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due primarily to the expenditure of cash for nondeductible expenses such as principal amortization or capital expenditures. In such event, the Company may borrow or may cause the Operating Partnership to arrange for short-term or other borrowing to permit the payment of required dividends or pay dividends in the form of taxable stock dividends. If the amount of nondeductible expenses exceeds non-cash deductions, the Operating Partnership may refinance its indebtedness to reduce principal payments and borrow funds for capital expenditures.

    FAILURE TO QUALIFY. If the Company fails to qualify for taxation as a REIT in any taxable year, the Company will be subject to tax (including any applicable corporate alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which the Company fails to qualify will not be required to be made and, if made, will not be deductible by the Company. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAX ASPECTS OF THE COMPANY'S INVESTMENTS IN PARTNERSHIPS

    EFFECT OF TAX STATUS OF OPERATING PARTNERSHIP AND SERVICES PARTNERSHIP AND OTHER PARTNERSHIPS ON REIT QUALIFICATION. All of the Company's investments are through DSI and the Operating Partnership, which in turn hold interests in other partnerships, including the Services Partnership. The Company believes that the Operating Partnership, and each other partnership in which it holds an interest, is properly treated as a partnership for tax purposes (and not as an association taxable as a corporation). If, however, the Operating Partnership were treated as an association taxable as a corporation, the Company would cease to qualify as a REIT. If the Services Partnership or any of the other partnerships were treated as an association taxable as a corporation and the Operating Partnership's interest in such partnership exceeded 10% of the partnership's voting interests or the value of such interest exceeded 5% of the value of the Company's assets, the Company would cease to qualify as a REIT. Furthermore, in such a situation, any partnerships treated as a corporation would be subject to corporate income taxes, and distributions from any such partnership to the Company would be treated as dividends, which are not taken into account in satisfying the 75% gross income test described above and which therefore could make it more difficult for the Company to meet the 75% gross income test described above.

    TAX ALLOCATIONS WITH RESPECT TO THE PROPERTIES. The Operating Partnership was formed by way of contributions of appreciated property (including certain of the Properties) to the Operating Partnership. When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes equal to the adjusted basis of the contributing partner in the property, rather than a basis equal to the fair market value of the property at the time of contribution (this difference is referred to as "Book-Tax Difference"). The partnership agreement of the Operating Partnership requires allocations of income, gain, loss and deduction with respect to a contributed Property be made in a manner consistent with the special rules of Section 704(c) of the Code and the regulations thereunder, which will tend to eliminate the Book-Tax Differences with respect to the contributed Properties over the life of the Operating Partnership. However, because of certain technical limitations, the special allocation rules of Section 704(c) may not always entirely eliminate the Book-Tax Differences on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed Properties in the hands of the Operating Partnership could cause the Company (i) to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to the Company if all Properties were to have a tax basis equal to their fair market value at the time of contribution, and (ii) possibly to be allocated taxable gain in the event of a sale of such contributed Properties in excess of the economic or book income allocated to the Company as a result of such sale. The foregoing principles also apply in determining the earnings and profits of the Company for purposes of determining the portion of distributions taxable as dividend income. The application of these rules over time may result in a higher portion of distributions being taxed as dividends than would have occurred had the Company purchased its interests in the Properties at their agreed values.

TAXATION OF DISTRIBUTIONS TO TAXABLE DOMESTIC SHAREHOLDERS

    As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year). However, corporate holders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a holder to the extent that they do not exceed the adjusted tax basis of the holder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a holder's shares they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less) assuming the shares are a capital asset in the hands of the holder. In addition, any dividend declared by the Company in October, November or December of any year payable to a shareholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year; provided that the dividend is actually paid by the Company during January of the following calendar year. Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company.

BACKUP WITHHOLDING

    The Company will report to its domestic shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder
(a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide the Company with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to the Company.

FOREIGN SHAREHOLDERS

    The rules governing United States income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and foreign trust and estates (collectively, "Non-U.S. Shareholders") are quite complex. Certain distributions paid by the Company to Non-U.S. Shareholders will be subject to U.S. tax withholding. Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of Federal, state and local income tax laws on an investment in the Company, and to determine their reporting requirements, if any.

STATE AND LOCAL TAXES

    The Company or its shareholders or both may be subject to state, local or other taxation in various state, local or other jurisdictions, including those in which they transact business or reside. The tax treatment in such jurisdictions may differ from the Federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in shares of the Company.

                                  UNDERWRITING

    Subject to the terms and conditions contained in the terms agreement and related underwriting agreement (collectively, the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Alex. Brown & Sons Incorporated, Dean Witter Reynolds Inc., A.G. Edwards & Sons, Inc. and McDonald & Company Securities, Inc. are acting as representatives (the "Representatives") has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth after its name below. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters will be obligated to purchase all of the shares of Common Stock if any are purchased.

                                                                             NUMBER OF SHARES
             UNDERWRITER                                                      OF COMMON STOCK
---------------------------------------------------------------------------  -----------------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated.....................................................
Alex. Brown & Sons Incorporated............................................
Dean Witter Reynolds Inc...................................................
A.G. Edwards & Sons, Inc...................................................
McDonald & Company Securities, Inc.........................................
                                                                             -----------------
          Total............................................................       3,500,000
                                                                             -----------------
                                                                             -----------------

    The Representatives have advised the Company that they propose initially to offer the Common Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of $ per share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $ to certain other dealers. After the Offering, the public offering price, concession and discounts may be changed.

    The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus Supplement, to purchase up to an aggregate of 525,000 additional shares of Common Stock at the price to the public set forth on the cover page of this Prospectus Supplement, less the underwriting discount. The Underwriters may exercise this option only to cover over-allotments, if any. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the foregoing table bears to the 3,500,000 shares of Common Stock offered hereby.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

    The Company and the executive officers of the Company and the Directors have agreed that for a period of 90 days from the date of this Prospectus Supplement they will not, without prior and written consent of the Representatives, offer, sell or otherwise dispose of any shares of Common Stock or any other security convertible into or exercisable for shares of Common Stock (except pursuant to the Company's stock option or dividend reinvestment plans and certain other agreements).

    Merrill Lynch from time to time provides investment banking and financial advisory services to the Company. Merrill Lynch also acted as representative of various underwriters in connection with public offerings of the Company's Common Stock and debt securities in 1993, 1994 and 1995.

                                 LEGAL MATTERS

    In addition to the legal opinions referred to under "Legal Opinions" in the accompanying Prospectus, the description of Federal income tax matters contained in this Prospectus Supplement entitled "Certain Federal Income Tax Considerations" is based upon the opinion of Bose McKinney and Evans.

APPENDIX


Inside front cover page of Prospectus Supplement:

     On the inside front cover page of the Prospectus Supplement is graphic material entitled "Duke Realty Investments Principal Markets" consisting of
(1) a map of the continental United States on which the states of Missouri, Wisconsin, Illinois, Michigan, Indiana, Kentucky, Tennessee and Ohio are shaded and (2) a larger map of such states on which the city of Indianapolis, Indiana is shown as the Corporate Headquarters; the cities of Decatur, Illinois, Detroit, Michigan, St. Louis, Missouri, Columbus, Ohio, Cincinnati, Ohio, Cleveland, Ohio and Nashville, Tennessee are shown as Regional Office locations; and the cities of Milwaukee, Wisconsin, St. Louis, Missouri, Bloomington, Illinois, Champaign, Illinois, Decatur, Illinois, Indianapolis, Indiana, Nashville, Tennessee, Detroit, Michigan, Fort Wayne, Indiana, Columbus, Ohio, Dayton, Ohio, Cincinnati, Ohio, Cleveland, Ohio and Covington, Kentucky are shown as Duke Markets.

Inside back cover page of Prospectus Supplement:

     On the inside back cover page of the Prospectus Supplement are five color photographs, as follows:

     (1) An aerial photograph of a business park, captioned "Park 100 Business Park - Indianapolis, Indiana"

     (2)  An aerial photograph of a building captioned "Park 100
          Business Park, Indianapolis, Indiana, Silver Burdett Ginn (Building 96) (Completed January 1995)"

     (3) A photograph of a building captioned "Corporate Plaza One, Cleveland, Ohio (Acquired February 1996)"

     (4) A photograph of a building captioned "Kohl's Department Store Cincinnati, Ohio (Completed November 1994)"

     (5) A photograph of a building captioned "The Corporate Park at Tuttle Crossing, Columbus, Ohio Sterling Software (Completed April 1995)"

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--------------------------------------------------------------------------------

    NO DEALER, SALESMAN OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR IN THE PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                              -------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                      PAGE
                                                    ---------
Prospectus Supplement Summary.....................        S-3
The Company.......................................       S-11
Recent Developments...............................       S-16
Use of Proceeds...................................       S-19
Price Range of Common Stock and Dividend
 History..........................................       S-19
Capitalization....................................       S-21
Selected Consolidated Financial Data..............       S-22
Management's Discussion and Analysis of Financial
 Condition and Results of Operations..............       S-24
Properties........................................       S-30
Management........................................       S-38
Certain Federal Income Tax Considerations.........       S-38
Underwriting......................................       S-45
Legal Matters.....................................       S-46
                         PROSPECTUS
Available Information.............................          2
Incorporation of Certain Documents by Reference...          2
The Company.......................................          3
Use of Proceeds...................................          3
Ratios of Earnings to Fixed Charges...............          3
Description of Debt Securities....................          4
Description of Preferred Stock....................         14
Description of Common Stock.......................         20
Plan of Distribution..............................         21
Legal Opinions....................................         22
Experts...........................................         22

                                3,500,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                              -------------------

                             PROSPECTUS SUPPLEMENT

                              -------------------

                              MERRILL LYNCH & CO.
                               ALEX. BROWN & SONS
                                  INCORPORATED
                           DEAN WITTER REYNOLDS INC.
                           A.G. EDWARDS & SONS, INC.
                               MCDONALD & COMPANY
                                SECURITIES, INC.

                                 MARCH   , 1996

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